UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C: Offering Statement
Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Private Health Management, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       California

       Date of organization
       March 9, 2007

Physical address of issuer
1880 Century Park East, Suite 425, Los Angeles CA 90067

Website of issuer
https://www.privatehealth.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series C Preferred Stock

Target number of Securities to be offered
18,939

Price (or method for determining price)
$1.32

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
   $1,070,000

Deadline to reach the target offering amount
December 20, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
41

	Most recent fiscal year-end 2018	**Prior fiscal year-end 2017**
Total Assets	$905,163	$560,260
Cash & Cash Equivalents	$259,405	$104,405
Accounts Receivable	$330,689	$202,151
Short-term Debt	$5,396,158	$5,492,054
Long-term Debt	$0	$0
Revenues/Sales	$6,573,254	$5,912,985
Cost of Goods Sold	$4,083,289	$4,515,552
Taxes Paid	$0	$0
Net Income/Loss	$610,882	($339,266)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
OCTOBER 16, 2019
PRIVATE HEALTH MANAGEMENT, INC.



Up to $1,070,000 of Preferred Stock

Private Health Management, Inc. ("Private Health", the "Company,"), is offering up to $1,070,000 worth of Series C Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 20, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $2,000,000 under the Combined Offerings (the "Closing Amount") by December 20, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 13, 2019 will be permitted to increase their subscription amount at any time on or before December 20, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after December 13, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 13, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at URL.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/privatehealth

About this Form C
You should rely only on the information contained in this Form C. For the avoidance of doubt, references throughout this document to "Form C" shall also be understood as references to this Form C/A. The Company has not authorized anyone to provide you with information different from that contained in this Form C. The Company is offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The Company's business, financial condition, results of operations, and prospects might have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that might be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that might appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Private Health Management, Inc. is a California Corporation, formed on March 9, 2007.

The Company is located at 1880 Century Park East, Suite 425, Los Angeles CA 90067.

The Company's website is https://www.privatehealth.com/.

A description of the Company's products as well as its services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/privatehealth and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.32
Minimum investment amount per investor	$1,000
Offering deadline	December 20, 2019
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on pages 15, 23 and 24.

RISK FACTORS
The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's sales cycle is long and could be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles might require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations could fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and

variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its services. The sales process involves educating customers about the Company's services, participating in extended services evaluations and configuring the services to customer-specific needs. During the sales cycle, the Company might expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company might not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company could face pricing pressure in obtaining and retaining its clients. Its clients might be able to seek price reductions from the Company when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. The Company's clients might also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on its previous agreement with that client. This reduction in revenue could result in an adverse effect on the Company's business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If the Company's not successful in achieving a high rate of contract renewals on favorable terms, its business and results of operations could be adversely affected.

The Company's expenses will significantly increase as they seek to execute its current business model. Although the Company is profitable and has had positive EBITDA for the past six quarters, it will be ramping up expenses significantly to promote revenue growth, further develop its technology, and fund other Company operations after the raise. It is likely that the increase in expenses will precede incremental revenue, which will decrease profitability and could result in negative cash flow.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to the Company's success. These demands might require the Company to hire additional personnel and will require its existing management personnel to develop additional expertise. The Company faces intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the growth of its business. If the Company experience difficulties in hiring and retaining personnel in key positions, it could suffer from delays in revenue growth, loss of customers and sales and diversion of management resources, which could adversely affect operating results. The Company's consultants and advisors might be employed by third parties or might have commitments under consulting or advisory contracts with third parties that could limit their availability to the Company.

The Company currently has shareholder loans outstanding in the amount of $2,497,331, owed to the two founders, Leslie Michelson and Gregg Britt as of July 31, 2019. Concurrently with the close of this offering, half of the outstanding founder loans, or $1,248,666 will convert at a discount of 15% into shares of Series C Preferred Stock. The balance, plus interest through the date of the initial Closing, will be converted to a promissory note bearing interest at 8% per year. The new note will be paid back on an interest-only basis through December 2020. Beginning January 2021, the outstanding loan amount will be paid back in 36 equal monthly payments. The Noteholders shall have the right to compel the Company to make additional payments, until the outstanding principal and accrued but unpaid interest on this Note are paid in full, provided that after any such payment, the amount of cash in the bank accounts of the Company exceeds $3,000,000.

The Company has outstanding liabilities owed to a prior landlord and a consultant. These liabilities are currently being paid down with positive cash flow. As of July 31, 2019, the liability to the prior landlord totals $351,058 and is subject to a settlement agreement which requires the Company to fully pay the liability upon completion of a capital raise in excess of $1,000,000. In addition, as of July 31, 2019, the liability to a consultant totals $185,000 and is subject to a fixed fee agreement. The Company intends to negotiate a revised agreement with both the landlord and the consultant either to settle this liability at a reduced amount or to continue to pay it down over time with positive cash flow.

However, no guarantees can be made that the Company will succeed in negotiating a revised agreement. As such, certain proceeds from this capital raise might be used to settle that liability.

The Company was subject to a down-round in 2010 following turbulence in the global financial markets. The Company has negotiated an agreement with the lead investors of its Series B round to buy back their shares on terms

that are favorable to new and ongoing shareholders. Those investors currently own more than 40% of the Company. If the option is not exercised, expires, or is not extended, the Company's large investor will continue to be a shareholder of the Company.

One of the founders, Gregg Britt, is also founder of Innovis, a single member LLC consulting business. Leslie Michelson serves on the boards of three public companies. As a result, these key personnel might not devote all of their time to the business, and might from time to time serve as employees, officers, directors, and consultants of other companies.

An overall decline in economic activity could adversely affect the financial condition and results of operations of the Company's business. The results of the Company's business are affected by the level of economic activity generally, especially in the industries and markets the Company's clients and prospective clients serve. Additionally, substantial changes to trade, monetary and fiscal policies, political conditions, and constriction and volatility in the credit markets could occur and would affect the Company's business. Economic downturns in some markets could cause reductions in discretionary spending by the Company's clients, which could result in reductions in the growth of new business as well as reductions in existing business. If the Company's clients become financially less stable, enter bankruptcy, liquidate their operations or consolidate, its revenues and/or collectability of receivables could be adversely affected. The Company's contracts also depend upon the number of its clients' employees or the number of participants in its clients' employee benefit plans. If the Company's clients become financially less stable, change their staffing models, enter bankruptcy, liquidate their operations or consolidate, that could result in layoffs or other reductions in the number of participants in its clients' employee benefit plans. Reduced demand for the Company's services could increase price competition and have an adverse effect on its financial condition or results of operations.

The Company faces significant competition and its failure to compete successfully could have a material adverse effect on the financial condition and results of operations of its business. The Company's competitors might have greater resources, larger customer bases, greater name recognition, stronger presence in certain geographies and more established relationships with their customers and suppliers than the Company. In addition, new competitors, alliances among competitors or mergers of competitors could gain significant market share and some of the Company's competitors might have or might develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that the Company offers or develops. Large and well-capitalized competitors might be able to respond to the need for technological changes and innovate faster, or price their services more aggressively. They might also compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share more effectively than the Company. If the Company is unable to compete successfully, it could lose market share and clients to competitors, which could materially adversely affect its results of operations. To respond to increased competition and pricing pressure, the Company might have to lower the cost of its solutions or decrease the level of service provided to clients, which could have an adverse effect on its financial condition or results of operations.

The Company relies on information technology systems and networks to operate its business. Any significant system or network disruption due to a breach in the security of the Company's information technology systems could expose the Company to legal liability, impair its reputation or have a negative impact on its operations, sales and operating results. The Company relies on the efficient, uninterrupted and secure operation of information technology systems and networks, some of which are operated internally and some of which are outsourced to third-party providers with the intent of protecting and the security of the Company's customers', clients' and suppliers' confidential information and information related to identifiable individuals (including financial and health information whoever it results) against unauthorized access through the Company's information technology systems or by other electronic transmission or through the misdirection, theft or loss of physical media. These include, for example, the appropriate encryption of information and the use of anti-virus, anti-malware and other protections. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including but not limited to cyber-attacks, computer viruses, malware, hacking, fraudulent use attempts, phishing attacks and security breaches. The Company's systems might also be subject to compromise from internal threats such as improper action by employees, vendors and other third parties with otherwise legitimate access to its systems. Despite the Company's efforts, it periodically experiences attacks to its systems and networks and has from time to time experienced cyber security incidents such as computer viruses, unauthorized parties gaining access to its information technology systems and similar matters, which to date have not had a material impact on the Company's business. Because the techniques used to obtain unauthorized access are constantly changing and becoming increasingly more sophisticated and often are not recognized until launched against a target, the Company or its third-party providers might be unable to anticipate these techniques or implement sufficient preventative measures. If the Company is unable to efficiently and effectively maintain and upgrade its system safeguards, it might incur unexpected costs and certain of its systems could become more vulnerable to unauthorized access. In the future, these types of incidents could result in

confidential information being lost or stolen, including client, employee or business data. In addition, the Company might not be able to detect breaches in its information technology systems or assess the severity or impact of a breach in a timely manner.

The Company has implemented various measures to manage its risks related to system and network security and disruptions, but an actual or perceived security breach, a failure to make adequate disclosures to the public or law enforcement agencies following any such event or a significant and extended disruption in the functioning of its information technology systems could damage the Company's reputation, cause it to lose clients, adversely impact its operations, sales and operating results and require the Company to incur significant expense to address and remediate or otherwise resolve such issues. Additionally, in order to maintain the level of security, service and reliability that its clients require, the Company might be required to make significant additional investments in its methods of delivering services.

Improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary data as a result of employee or vendor malfeasance or cyber-attacks could result in financial loss, regulatory scrutiny, legal liability or harm to the Company's reputation. One of the Company's significant responsibilities is to maintain the security and privacy of its employees' and clients' confidential information and the confidential information about clients' employees' medical information and other personally identifiable information. The Company maintains policies, procedures and technological safeguards designed to protect the security and privacy of this information. Nonetheless, it cannot eliminate the risk of human error or inadequate safeguards against employee or vendor malfeasance or cyber-attacks that could result in improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary information, and the Company might not become aware in a timely manner of any such security breach. Such unauthorized access, misappropriation, destruction or disclosure could result in the loss of revenue, reputational damage, indemnity obligations, damages for contract breach, civil and criminal penalties for violation of applicable laws, regulations or contractual obligations, and significant costs, fees and other monetary payments for remediation. Furthermore, the Company's clients might not be receptive to services delivered through its information technology systems and networks following an actual or perceived security breach due to concerns regarding transaction security, user privacy, the reliability and quality of internet service and other reasons. The release of confidential information as a result of a security breach could also lead to litigation or other proceedings against the Company by affected individuals or business partners, or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on its business.

In many jurisdictions, including the United States and the European Union, the Company is subject to laws and regulations relating to the collection, use, retention, security and transfer of this information including the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA") and the HIPAA regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable protected health information and The European Union General Data Protection Regulation ("GDPR"). These laws and regulations are frequently changing and are becoming increasingly complex and sometimes conflict among the various jurisdictions and countries in which the Company provides services, both in terms of substance and in terms of enforceability. This makes compliance challenging and expensive. The Company's failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to its reputation in the marketplace. Further, regulatory initiatives in the area of data protection are more frequently including provisions allowing authorities to impose substantial fines and penalties, and therefore, failure to comply could also have a significant financial impact.

Changes in regulations, including changes in regulations related to health and welfare plans, fiduciary rules, pension reform and data privacy and data usage, their application and interpretation could have an adverse effect on the Company's business. In addition to the complexity of the laws and regulations themselves, the development of new laws and regulations, changes in application or interpretation of laws and regulations and the Company's continued operational changes and development into new jurisdictions and new service offerings also increase the Company's legal and regulatory compliance complexity, as well as the type of governmental oversight to which it might be subject. These changes in laws and regulations could mandate significant and costly changes to the way the Company implements its services and solutions or could impose additional licensure requirements or costs to its operations and services. Furthermore, as the Company enters new jurisdictions or lines of businesses and other developments in its services, it could become subject to additional types of laws, policies, governmental oversight and supervision. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. In addition, new regulatory or industry developments could create an increase in competition that could adversely affect the Company. These potential developments include:

- changes in regulations relating to health and welfare plans, including potential changes to the Patient Protection and Affordable Care Act (the "ACA"), defined contribution and defined benefit plans;
- changes in regulations relating to fiduciary rules;
- additional requirements respecting data privacy and data usage in jurisdictions in which the Company operates that could increase the costs of compliance and potentially reduce the manner in which data can be used by the Company to develop or further its product offerings; and
- additional regulations promulgated by other regulatory bodies in jurisdictions in which the Company operate.

For example, there have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at addressing the availability of healthcare and containing or lowering the cost of healthcare. Although the Company cannot predict the ultimate content or timing of any healthcare reform legislation, potential changes resulting from any amendment, repeal or replacement of these programs, including any reduction in the future availability of healthcare insurance benefits, could adversely affect its business and future results of operations.

The Company's services are also the subject of ever-evolving government regulation, either because the services provided to or business conducted by its clients are regulated directly or because third parties upon whom the Company relies to provide services to its clients are regulated, thereby indirectly impacting the manner in which the Company provides services to those clients. Changes in laws, government regulations or the way those regulations are interpreted in the jurisdictions in which the Company operates, including changes in regulations relating to health and welfare plans (such as medical), could affect the viability, value, use or delivery of its services and could adversely affect the demand for, or profitability of, its services.

The Company's business performance and growth plans could be negatively affected if it is not able to effectively apply technology in driving value for its clients or gaining internal efficiencies. Conversely, investments in innovative product offerings might fail to yield sufficient return to cover their costs. The Company's success depends, in part, on its ability to develop and implement new or revised solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. The Company might not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and its ideas might not be accepted in the marketplace. Additionally, the effort to gain technological expertise might require the Company to incur significant expenses.

If the Company cannot utilize new technologies as quickly as its competitors or if its competitors develop more cost-effective technologies, it could have a material adverse effect on the Company's ability to obtain and complete client engagements.

The Company potentially is subject to professional liability claims against it as well as other contingencies and legal proceedings relating to its delivery of services, some of which, if determined unfavorably to the Company, could have an adverse effect on its financial condition or results of operations. The Company assists its clients with identifying and sourcing optimal medical services to meet its clients' medical needs. Third parties could allege the Company's potential liability for damages arising from these services in professional liability claims against it. It is not always possible to prevent and detect errors and omissions, and the precautions the Company takes might not be effective in all cases. In addition, the Company is subject to other types of claims, litigation and proceedings in the ordinary course of business, which along with professional liability claims, could seek damages, including punitive damages, in amounts that could, if awarded, have a material adverse impact on the Company financial position, earnings, and cash flows. In addition to potential liability for monetary damages, such claims or outcomes could harm the Company's reputation or divert management resources away from operating its business. While the Company maintains insurance to cover various aspects of such professional liability claims and other claims, such coverage might not be adequate or applicable for such claims, in which case the Company could be liable for damages in amounts that could have a material adverse impact on its business. In some cases, due to other business considerations, the Company might elect to pay or settle professional liability or similar claims even where it might not be contractually or legally obligated to do so.

Accruals for exposures, and related insurance receivables, when applicable to the Company, would need to be made to the extent that losses are deemed probable and are reasonably estimable. These accruals and receivables, adjusted from time to time as developments warrant, could also be adversely affected by disputes the Company might have with its insurers over coverage.

11

The ultimate outcome of claims, lawsuits and proceedings might not be ascertainable, and liabilities in indeterminate amounts could be imposed on the Company. It is possible that the Company's future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of such matters.

The Company might become involved in litigation that could harm the value of its business. The Company might be subject to, and become a party to, various lawsuits, claims, audits and investigations, or other legal matters that arise in the ordinary course of its business, any of which could result in substantial costs and divert its attention and resources. Its business is subject to the risk of litigation involving current and former employees, clients, partners, suppliers, shareholders, or others through various proceedings, actions or other litigation. Regardless of the merits of the claims, the cost to defend litigation could be significant, and such matters could be time-consuming and divert management's attention and resources. The outcome of such matters in the ordinary course of the Company's business are inherently uncertain, and adverse judgments or settlements could have a material adverse impact on its financial position or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage the Company's reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

The Company might not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses. While the business plan does not anticipate the acquisition or creation of any businesses, the Company would face risks in successfully integrating any businesses it might acquire or create through a joint venture or any business relationship. Ongoing business could be disrupted, and management's attention could be diverted by acquisition, investment, transition or integration activities. In addition, the Company might need to dedicate additional management and other resources, and its organizational structure could make it difficult for the Company to efficiently integrate acquired businesses into its ongoing operations and assimilate and retain employees of those businesses into its culture and operations. The potential loss of key executives, employees, customers, suppliers, and other business partners of businesses the Company might acquire could adversely impact the value of the assets, operations or businesses. Furthermore, acquisitions or joint ventures could result in significant costs and expenses, including those related to retention payments, equity compensation, severance pay, early retirement costs, intangible asset amortization and asset impairment charges, assumed litigation and other liabilities, and legal, accounting and financial advisory fees, which could negatively affect the Company's profitability. The Company might have difficulties as a result of entering into new markets where it has limited or no direct prior experience or where competitors might have stronger market positions.

The Company might fail to realize the expected benefits or strategic objectives of any acquisition, investment or joint venture it undertakes. It might not achieve its expected return on investment or could lose money. The Company could be adversely impacted by liabilities that it assumes from a Company it acquires or in which it invests, including from that Company's known and unknown obligations, intellectual property or other assets, terminated employees, current or former clients or other third parties. In addition, the Company might fail to identify or adequately assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring, investing in or partnering with a Company, including potential exposure to regulatory sanctions or liabilities resulting from an acquisition target's previous activities, internal controls and security environment. If any of these circumstances occur, they could result in unexpected legal or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on the Company's business. Litigation, indemnification claims, and other unforeseen claims and liabilities could arise from the acquisition or operation of acquired businesses. If the Company is unable to complete the number and kind of investments or relationships for which it plans, or if it is inefficient or unsuccessful at integrating any acquired businesses into its operations or managing a relationship, the Company might not be able to achieve its planned rates of growth or improve its market share, profitability or competitive position in specific markets or services.

The Company's growth depends in part on the success of its strategic partnerships, distribution and other relationships with third parties. The Company enters into strategic partnerships with third parties to enhance and extend the capabilities of its solutions and expand its customer base in the ordinary course of business. In order to continue to grow its business and enhance and extend its capabilities, the Company anticipates that it will continue to depend on the continuation and expansion of strategic partnerships with third parties. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources.

If the Company is unsuccessful in establishing or maintaining its relationships with third parties, or if its partners fail to perform as expected, the Company's ability to compete in the marketplace or to grow its revenues could be impaired, which could adversely affect its business, financial condition, and results of operations. Even if the Company is successful, it cannot assure you that these relationships will result in increased customer usage of its solutions or increased revenues.

The Company's success depends on its ability to retain and attract experienced and qualified personnel, including its senior management team and other professional personnel. The Company depends, in material part, upon the members of its senior management team who possess extensive knowledge and a deep understanding of its business and strategy. The unexpected loss of any of its senior management team could have a disruptive effect adversely impacting the Company's ability to manage its business effectively and execute its business strategy. Competition for experienced professional personnel is intense, particularly for technology professionals in the areas in which the Company operates, and it is constantly working to retain and attract these professionals. If it cannot successfully do so, the Company's business, operating results and financial condition could be adversely affected. The Company must develop its personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of personnel retention. While the Company has plans for key management succession and long-term compensation plans designed to retain the senior employees, if its succession plans do not operate effectively, its business could be adversely affected.

The Company's inability to successfully recover should it experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability. The Company's operations are dependent upon its ability to protect its personnel, offices and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on its operations. disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, the Company's continued success will depend, in part, on the availability of its personnel, office facilities and the proper functioning of existing, new or upgraded computer systems, telecommunications and other related systems and operations. In events like these, the Company could experience operational challenges. It could potentially lose access to key executives and personnel, client data or experience material adverse interruptions to its operations or delivery of services to its clients in a disaster recovery scenario.

If the Company's clients are not satisfied with its services, it may face additional cost, loss of revenue and profit opportunities and damage to its reputation or legal liability. The Company depends, to a large extent, on its relationships with its clients and treating physicians, and its reputation to understand the clients' needs and deliver solutions and services that are tailored to satisfy those needs. If a client is not satisfied with the Company's services or physicians do not work with the Company, it may be damaging to its business and could cause the Company to incur additional costs and impair profitability. Many of its clients are businesses that band together in industry groups and/or trade associations and actively share information among themselves about the quality of service they receive from their vendors. Accordingly, poor service to one client may negatively impact the Company's relationships with multiple other clients. Moreover, if the Company fails to meet its contractual obligations, it could be subject to legal liability or loss of client relationships.

Damage to the Company's reputation could have a material adverse effect on its business. The Company's reputation is a key asset of its business. The Company's ability to attract and retain clients is highly dependent upon the external perceptions of its level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters could erode trust and confidence and damage the Company's reputation among existing and potential clients, physicians, hospitals and others, which could make it difficult for it to attract new clients and maintain existing ones as mentioned above, as well as to gain timely access to top physicians and hospitals. Negative public opinion could also result from actual or alleged conduct by the Company or those currently or formerly associated with the Company in any number of activities or circumstances, including operations, clinical care, regulatory compliance, and the use and protection of data and systems, satisfaction of client expectations, and from actions taken by regulators or others in response to such conduct. This damage to the Company's reputation could further affect the confidence of its clients, rating agencies, regulators, shareholders, physicians, hospitals and the other parties in a wide range of transactions that are important to the Company's business having a material adverse effect on its business, financial condition and operating results.

The Company depends on licenses of third-party software to provide its services. The inability to maintain these licenses or errors in the software the Company licenses could result in increased costs, or reduced service levels, which would adversely affect its business. The Company's services rely in part on certain third-party software obtained under licenses from other companies. The Company anticipates that it will continue to rely on such third-party software from third parties in the future. Although the Company believes that there are commercially reasonable alternatives to the third-party software it currently licenses, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in the Company's applications with new third-party software may require significant work and require substantial investment of its time and resources.

The Company relies on third parties to perform key functions of its business operations and to provide services to its clients. These third parties may act in ways that could harm its business. The Company relies on third parties, including physicians, hospitals, diagnostic imaging centers, home health care providers, other diagnostic laboratories, principal investigators, and biomedical companies conducting clinical trials, consultants, medical record collectors and summarizers, call centers, and in some cases subcontractors, to provide services that are critical to the operations of its business. Recently, the Company substantially expanded such relationships in the areas of technology support and it expects to continue that trend in the future. As the Company does not fully control the actions of these third parties, it is subject to the risk that their decisions may adversely impact the Company and replacing these service providers could create significant delay and expense. A failure by the third parties to comply with service level agreements or regulatory or legal requirements, in a high quality and timely manner, particularly during periods of the Company's peak demand for its services, could result in economic and reputational harm to the Company. In addition, these third parties face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of its confidential client, employee, or business information, could cause harm to the Company's reputation. Any deficiency, interruption in or the cessation of service by any service provider as a result of systems failures, capacity constraints, financial difficulties or for any other reason could disrupt the Company's operations, impact its ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from clients and/or employees, damage to its reputation and harm to its business.

The profitability of the Company's engagements with clients may not meet its expectations due to unexpected costs, cost overruns, early contract terminations, unrealized assumptions used in its contract bidding process or the inability to maintain its prices. The Company's profitability is highly dependent upon its ability to control its costs and improve its efficiency. As the Company adapts to change in its business, adapt to the regulatory environment, enter into new engagements, acquire additional businesses and take on new employees, provide services from new locations, the Company may not be able to manage its large, diverse and changing workforce, control its costs or improve its efficiency. In addition, certain client contracts may include fixed fee structures, and unique or heavily customized requirements that limit the Company's ability to fully recognize economies of scale.

The Company's profit margin, and therefore its profitability, is largely a function of the rates it is able to charge for its services and the staffing costs for its personnel. Accordingly, if the Company is not able to maintain the rates it charges for its services or appropriately manage the staffing costs of its personnel, it may not be able to sustain its profit margin and its profitability will suffer. The prices the Company is able to charge for its services are affected by a number of factors, including competitive factors, cost of living adjustment provisions, the extent of its ability to demonstrate and the ongoing clients' perception of the Company's ability to add value through its services and general economic conditions. The Company's profitability is largely based on its ability to drive cost efficiencies during the term of its contracts. If the Company cannot drive suitable cost efficiencies, its profit margins will suffer.

Changes in the Company's accounting estimates and assumptions could negatively affect its financial position and results of operations. The Company's financial statements are prepared in conformity with GAAP which requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of its financial statements. The Company is also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. The Company periodically evaluates its estimates and assumptions including, but not limited to, those relating to recoverability of assets including customer receivables, contingencies, income taxes, estimates and assumptions used for its long-term contracts. The Company bases its estimates on historical experience and various assumptions that it believes to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates, or changes in assumptions, estimates or policies or the developments in the business or the application of accounting principles related to long-term contracts may change the Company's initial estimates of future contract results, which could materially affect its business and results of operations.

The reviewed financial statements include the accounts of the Company, and its affiliated company, PHMMG. All significant inter-company balances and transactions have been eliminated upon consolidation. The financial statements were consolidated under the guidance of Accounting Standards Codification ("ASC") 810-10-25 related to the consolidation of entities controlled by contract whereby the Company has a controlling financial interest in PHMMG based on the term, control and financial interest of the contract between the two entities.

The Company may be required to record goodwill or other long-lived asset impairment charges, which could result in a significant charge to earnings. Under GAAP, over time, the Company likely will review its long-lived assets, such as goodwill, intangible assets and fixed assets, for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is assessed for impairment at least annually. Factors that may be considered in assessing whether goodwill or other long-lived assets may not be recoverable include reduced estimates of future cash flows and slower growth rates in the Company's industry. The Company may experience unforeseen circumstances that adversely affect the value of the Company's goodwill or other long-lived assets and trigger an evaluation of the recoverability of the recorded goodwill and other long-lived assets. Future goodwill or other long-lived asset impairment charges could materially impact its financial statements.

Risks Related to the Securities

The Series C Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series C Preferred Stock may be tradable under federal securities law, state securities regulations might apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series C Preferred Stock. Because the Series C Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series C Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series C Preferred Stock could also adversely affect the price that you might be able to obtain for the Series C Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 53.38% of the Company. Subject to any fiduciary duties owed to its other owners or investors under California law, these owners might be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons might have interests that are different from yours. For example, these owners might support proposals and actions with which you might disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock could be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers might experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement. All Purchasers of Series C Preferred Stock will be bound by an investor proxy agreement in the Series C Preferred Stock Investment Agreement. This agreement will permit the proxyholder to vote your shares in the event that you do not participate in the shareholder vote or written consent within the time provided, and at a later time might require you to convert your future preferred shares into common shares without your direct consent.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company might incur in the future. Accordingly, the

Company might incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, the Company might be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that the Company is unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market- driven stock prices, the valuation of private companies, is difficult to assess and you might risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Private Health provides comprehensive, tech-enabled healthcare navigation, patient education, and support services for companies and individuals globally.

The Company's highly structured process has four steps:

1. Immersion: collect and review relevant information, including medical records, tests, imaging, etc.
2. Diagnosis: determine or confirm accuracy and completeness
3. Treatment Planning: establish an individualized treatment plan, consulting top experts
4. Treatment Implementation: ensure proper implementation, adjusting as needed

Here are a few examples:

1. A client was misdiagnosed with metastatic melanoma and told to "get her affairs in order". The Company ordered diagnostic tests that determined the proper diagnosis and enrolled her in a clinical trial that provided 3 promising experimental new drugs at no cost, leading to a symptom-free, no evidence of disease, result.
2. A client suffered from an undiagnosed condition for 10 years. The Company determined the correct diagnosis in weeks and implemented a curative treatment.
3. A client had debilitating back pain. The Company helped the client avoid a painful, expensive surgery by determining the exact pain cause and treating it with intense, targeted physical therapy.

The Company's resources include:

- Proprietary database of more than 15,000 vetted physicians in more than 350 specialties
- Proprietary natural language, AI-powered medical literature search engine
- Medical research library of more than 1,500 reports
- Highly trained clinicians who lead the Company's cases
- Unique research department staffed by PhDs, MDs, and PharmDs
- Logistics coordinators
- Medical record collectors
- Global emergency care access

Business Plan
Financial Highlights and Projections *

Corporate

- Enterprise Health Service: In 2018, this business generated $1.6 million in revenue, growing 25% vs. prior year. In 2022, the Company projects revenue of almost $13 million, up more than 90% vs. prior year. This 2018 – 2020 revenue growth represents a 67% CAGR.

Consumer

- Intensive Case Management: In 2018, this business generated $4 million in revenue, growing 11% vs. prior year. In 2022, the Company projects revenue of $10 million, up 19% vs. prior year. This revenue 2018 – 2022 revenue growth represents a 26% CAGR.
- Membership: In 2018, this ancillary business generated $1 million in revenue. In 2022, the Company projects revenue of $1.4 million, up 12% vs. prior year. This 2018 – 2022 revenue growth represents an 10% CAGR.

*These statements reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. These statements are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

Growth Roadmap

The Company plans to scale its top 2 lines of business:

1. Corporate (Enterprise Health Service): This is potentially a $64 billion market. The Company's proven recurring revenue B-to-B service has high and growing gross margins. The Company's referenceable client base comprises highly respected firms across an array of sectors such as: real estate, consulting services and financial firms. The Company plans to hire additional dedicated sales resources to expand the Company's presence in the financial sector, followed by tech, and develop distribution relationships with health insurance brokers and benefits consultants.
2. Consumer (Intensive Case Management): This is potentially a $98 billion market with approximately $100,000 annual revenue per client. As high net worth individuals understand the speed of biomedical advances and the challenges of navigating healthcare systems, the Company expects its services to be more appealing. The Company has seen strong growth due to word of mouth and plan to invest in targeted digital marketing.

The Company's Products and/or Services
The Company's three services are designed for different markets:

Corporate: 25% of 2018 revenue, projected to be approximately 50% of 2022 revenue

1. Enterprise Health Service

- Healthcare quality improvement and cost containment via comprehensive care navigation, clinical support, and patient empowerment services
- Clients include a publicly traded investment bank, private equity firms, hedge funds, investment management firms, consulting firms, and family offices
- Pricing: $1,000 per employee per year (minimum 100 employees), one-time initiation fee, one year initial term, unlimited utilization

Consumer (generally high net worth individuals and people of means): 75% of 2018 revenue, projected to be approximately 50% of 2022 revenue

2. Intensive Case Management Service

- Comprehensive care management across the spectrum of medicine
- Priority access to top physicians, medical literature research, logistics coordination, as well as emotional and decision-making support
- Clients have serious medical issues
- Pricing: ranges from $50,000 to $100,000 for a set period of time (generally 4 months), paid in full up front. Most cases involve extensions with additional fees.

3. Membership Program

- Comprehensive prevention, diagnosis, treatment and emergency healthcare coordination, and optimization
- Top-tier physician referrals, personalized health research, custom travel reports, and medical records management
- Clients are generally well and healthy
- Pricing: ranges from approximately $10,000 to $35,000 per year, depending on age and acuity. Paid in full up front with a one-time initiation fee.

Competition
The markets in which the Company's products are sold are highly competitive. The Company's products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which the Company sells its products, it competes against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
1. Corporate (EHS): There are 129 million full-time U.S. employees. If the Company were to serve them all at $500 per employee per year (half its current price), that would represent a $64 billion market. The Company's near-term goal is to serve the 23 million financial and high-tech employees, representing a $12 billion market.
2. Consumer (ICM): There are 20 million high net worth individuals in the world. Each ICM client delivers approximately $100,000 of revenue to the Company in the first year. If only 50,000 of these high net worth individuals develop a serious medical issue, then serving that client population would represent a $5 billion market.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
3,814,522	Health care services, namely, wellness and preventive care, nutrition evaluation; medical consultations; medical clinics; medical assistance consultancy provided by doctors and other specialized medical personnel; and pharmaceutical consultation.	Private Health Management	3/8/2007	7/6/2010	US

Litigation
None.

USE OF PROCEEDS

The Company will adjust the use of proceeds based on the net proceeds of the Offering. The Company plans to use these proceeds as described below.

	Target Amount ($25,000)	Reg CF Maximum Amount ($1,070,000)	Closing Amount ($2,000,000)	Combined Offering Maximum Amount ($6,000,000)
Offering Expenses	47.50%	8.43%	8.00%	5.79% [1]
Repayment of Current Liability[2]	0%	32.71%	17.50%	5.83%
Repurchase of Shares	0%		74.50%	43.38% [3]
Enterprise Sales Team Growth	0%		0%	26.06%
Technology	0%		0%	13.42%
Working Capital	52.50%	58.84%	0%	5.53%

[1]   Assuming $1,500,000 raised directly by the Company
[2]   The Company agreed to settle an outstanding payable for $350,000, payable upon a capital raise of $1,000,000 or more
[3]   Including interest payable through 11/1/19

*For the avoidance of doubt, the Company has set a minimum Closing Amount of $2,000,000 between the Combined Offering under Regulation Crowdfunding and Regulation D, which it will need to meet before the Offering may close. The Closing Amount under the Combined Offerings exceeds the maximum amount that can be raised under Regulation Crowdfunding.

The Company entered into a Stock Repurchase Option Agreement, dated July 25, 2018, as extended by a Stock Repurchase Option Agreement Extension, dated as of July 1, 2019, with three shareholders who together own 25,925 shares of Series A Preferred Stock and 3,927,984 shares of Series B Preferred Stock (giving effect to the changes set forth in the Third Amended and Restated Articles of Incorporation of the Company). If the Company raises the maximum amount of $6,000,000, it intends to repurchase those shares in their entirety, for an aggregate purchase price of approximately $2,600,000. If the Company raises less than the maximum amount of $6,000,000, the Company intends to repurchase all or some of those shares.

The above anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Leslie D. Michelson	Chairman, CEO & Founder (March 2007 - Present)	Chairman & CEO, Private Health Management (March 2007 - Present) KEY RESPONSIBILITIES: Provides executive leadership to the Company and Board of Directors, including overseeing sales and marketing, capital formation, investor relations and business development.
Gregg S. Britt	President, Secretary, Member of the Board & Founder (March 2007 - Present)	President & Co-Founder, Private Health Management (March 2007 - Present) KEY RESPONSIBILITIES: Provides executive leadership to the Company including overseeing finance, operations, systems, as well as a key driver of sales and business development.
Guy Sansone	Member of the Board	Managing Director - Alvarez & Marsal Mr. Sansone has been the co-lead of the health care practice for Alvarez & Marsal for the past 15+ years.
Debbie Bohnett	Executive Vice President	Executive Vice President, Private Health Management (January 2013 – Present) KEY RESPONSIBILITIES: Serves as executive leader of Enterprise Health Services and Membership Program
Milton Rodriguez	Vice President, Finance & Administration	Vice President, Finance & Administration, Private Health Management (July 2019 – Present) KEY RESPONSIBILITIES: Oversees finance, accounting, HR and IT/systems functions. Prior to joining Private Health Management, Mr. Rodriguez served as Vice President of Finance for J2

		Global, a publicly traded multi-national internet information and services company
Jennifer Pena, MSN RN, ACNP-C	Vice President, Clinical Services	Vice President, Clinical Services, Private Health Management (December 2012 – Present) KEY RESPONSIBILITIES: Provides executive leadership and oversight of the clinical services function within the Company
Eva Gordon, PhD	Vice President, Research & Client Communications	Vice President, Research, Private Health Management (September 2013 – Present) KEY RESPONSIBILITIES: Provides executive leadership and oversight of the research and clinical communications functions within the Company
Julia Richter	Vice President, Marketing & Partnerships	Vice President, Marketing & Partnerships, Private Health Management (July 2016 – Present) KEY RESPONSIBILITIES: Provides executive leadership and oversight of the marketing and partnerships functions within the Company

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 41 employees in California and New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security could limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering
Common Stock	8,666,667	Yes	N/A	13.24%
Series A Preferred Shares	5,548,000	Yes	N/A	8.47%
Series B Preferred Shares	51,263,520	Yes	N/A	78.29%
Stock Options - Issued	5,818,191	N/A	If exercised	0.00%
Employee Stock Option Pool **	17,409,142	N/A	If exercised	0.00%

The share numbers in the foregoing table are based on the capitalization of the Company prior to a 10:1 reverse stock split that will be effected upon the filing of the Third Amended and Restated Articles of Incorporation of the Company prior to the first closing of the sale and issuance of Series C Preferred Stock.

** The Company's 2009 Equity Incentive Plan has been terminated prior to expiration of its 10-year life. Therefore, the option pool numbers set forth in the table no longer are available for issuance. The Board of Directors and Shareholders of the Company will adopt a new plan prior to the closing of this offering, denominated the 2019 Equity

Incentive Plan, pursuant to which 1,606,017 shares of Common Stock (on a post-reverse-split basis) are available for issuance.

Outstanding Debt

Prior to the offering of Series C Preferred Stock, the Company issued promissory notes to two of the Company's executive officers, Leslie D. Michelson and Gregg S. Britt, in an aggregate amount, including interest accrued through July 31, 2019, of $2,497,331. Mr. Michelson and Mr. Britt each have agreed to enter into a Note Conversion Agreement, whereby one half of the aggregate amount of principal and interest owed to each of them would be converted into shares of Series C Preferred Stock at a 15% discount to the offering share price. The balance, plus interest through the date of the initial Closing, will be converted to a promissory note bearing interest at 8% per year. The new note will be paid back on an interest-only basis through December 2020. Beginning January 2021, the outstanding loan amount will be paid back in 36 equal monthly payments. The Noteholders shall have the right to compel the Company to make additional payments, until the outstanding principal and accrued but unpaid interest on this Note are paid in full, provided that after any such payment, the amount of cash in the bank accounts of the Company exceeds $3,000,000.

Ownership

Prior to the offering, there was one beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power: AF Capital and its control party, Mike Ajouz, own 53.7% of the outstanding voting equity securities. However, following the closing of the offering, the Company intends to exercise its option to repurchase all or part of the shares of capital stock held by such shareholders, as discussed under "Use of Proceeds." Following exercise of that option, such shareholders will hold no shares of outstanding voting equity securities. After the offering, assuming the sale and issuance of the maximum amount of $6,000,000 of shares of Series C Preferred Stock, and giving effect to the exercise in full of the repurchase option, no shareholder of the Company will be the beneficial owner of 20% or more of the Company's outstanding voting equity securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Private Health Management, Inc. ("the Company" or "PHMI") is a California corporation founded in 2007 and headquartered in Los Angeles, California. The Company provides intensive case management for serious medical issues, a membership program that includes comprehensive, preventative healthcare coordination for generally healthy individuals and families, and healthcare navigation services for employers.

The Company is affiliated with Private Health Management Medical Group, Inc. ("PHMMG") PHMMG is a professional corporation that is wholly owned by the medical director of PHMI. PHMI provides certain management services to PHMMG under the terms of a management agreement between the entities. Under the terms of the management agreement with PHMMG, while PHMI does not have an ownership interest in PHMMG, it can control the assignment of ownership of PHMMG to any physician it chooses. As such, PHMI and PHMMG report financials on a consolidated basis.

PHMI purchases certain clinical services from PHMMG which are incorporated into the services provided to Private Health clients. Because certain services provided by Private Health could be construed as the practice of medicine, all clinicians employed by PHMI also have a consulting contract with PHMMG with the understanding that any services provided by a Private Health clinician that could be construed as the practice of medicine are provided through their role as a clinical contractor with PHMMG.

Liquidity and Capital Resources

The proceeds from the Offering are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds". The Offering proceeds will have a beneficial effect on its liquidity, as the Company has approximately $649,038 in cash on hand as of 8/31/2019 which will be augmented by the Offering proceeds and used to execute its business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings and positive cash flows.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the Company's strategic business plan, potential Purchasers should consider whether achievement of the Company's strategic and business goals within a reasonable time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $12,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors you deem relevant in assessing such valuation. Such valuation might not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the Purchaser's stake may be diluted in the future. The Purchaser's stake could be diluted due to the Company issuing additional shares in a stock offering or as a result of offering employees stock options, or if there is a conversion of convertible notes into shares. Additionally, an early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. The type of dilution that can most impact investors in private companies is when a company sells shares in a "down round", meaning at a lower valuation than earlier offerings.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most private companies lies in their potential, as many such companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) might value the Company differently. They might use a different valuation method, or different assumptions about the Company's business and its market. Different valuations could mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
The Company has not issued any securities within the last three years.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series C Preferred Stock Investment Agreement.

The Company's Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, the Company has set a minimum Closing Amount of $2,000,000 between its Combined Offerings under Regulation Crowdfunding and Regulation D, which it will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling shares of Series C Preferred Stock in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series C Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including greater information and inspection rights.

Common Stock
Classes of securities of the Company

Dividend Rights
Yes, junior to those for the Series B Preferred Stock and Series C Preferred Stock

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions **	Conversion Rights and Other Rights and Preferences
Series A Preferred Shares	Junior to Series B and Series C; pro rata with Common Stock	Votes with other shares; no protective provisions	Third in priority after Series C and Series B; $3.9564 per share	No antidilution protection
Series B Preferred Shares	5%, non-cumulative, if declares, pro rata with Series C	Votes with other shares; series-specific protective provisions; other	Second in priority after Series C; $0.30041 per share	Weighted average antidilution protection;
		protective provisions voting with Series C		

** Based on post-reverse stock split calculations.

Series C Preferred Stock

Dividend Rights
Holders of Series C Preferred Stock are entitled to receive dividends pari passu with holders of Series B Preferred Stock and in preference to the holders of Series A Preferred Stock and Common Stock, if and when such dividend is declared from time to time by the board of directors out of legally available funds, in the amount of $0.065 per share. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series C Preferred Stock are entitled to vote on all matters submitted to a vote of the shareholders as a single class with the holders of Common Stock and Preferred Stock. So long as at least 385,041 shares of Series C Preferred Stock are outstanding, specific matters submitted to a vote of the shareholders require the approval of a majority of the holders of Series C Preferred Stock voting as a separate class. These matters include any vote to:

- Increase or decrease the aggregate number of authorized shares of Series C Preferred Stock;
- Effect an exchange, reclassification or cancellation of all or part of the shares of Series C Preferred Stock;
- Effect an exchange, or create a right of exchange, of all or part of another class or series of shares of capital stock into shares of Series C Preferred Stock;
- Alter the rights, preferences or privileges of the shares of Series C Preferred Stock; or
- Cancel or otherwise affect dividends on the shares of Series C Preferred Stock which have accrued but have not been paid.

So long as at least 816,851 shares of Series B Preferred Stock and Series C Preferred Stock are outstanding, specific matters submitted to a vote of the shareholders require the approval of a majority of the holders of Series B Preferred Stock and Series C Preferred Stock voting together as a separate class. These matters include any vote to:

- Increase the number of shares authorized for issuance under any existing stock or option plan or create any new stock or option plan;
- Declare or pay any Distribution with respect to the Preferred Stock or Common Stock of the Corporation;
- Authorize or effect the purchase, repurchase, redemption or other acquisition by the Corporation of any equity security or debt security convertible into equity, other than: (i) repurchases of Common Stock or Preferred Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder.
- Authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock; or

- Liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section.

Election of Directors

The Series C Preferred holders, together with holders of Preferred Stock and Common Stock, may designate two persons to serve on the Company's board of directors, one of which shall be the Chief Executive Officer of the Company, and the other of whom shall not be (i) an employee or a holder of common stock of the Company, (ii) a family member of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company. The holders of Common Stock may designate one person to serve on the Company's board of directors, who shall be the President of the Company.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution, or winding up of the Company, holders of the Company's Series C Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid, or such amounts that they would have received had all shares of Preferred Stock been converted into shares of Common Stock. Holders of Series C Preferred Stock receive these distributions before any holders of other series of Preferred Stock or of Common Stock.

Conversion Rights

The Series C Preferred Stock are convertible into shares of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series C Preferred Stock Investment Agreement

Under the Series C Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Company's Investor Rights Agreement and Right of First Refusal Agreement. If there is right a first refusal for the transfer of Common Stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's Common Stock.

Holders of Series C Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's Common Stock then outstanding, and (ii) the holders of a majority of the Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

By signing the Investment Agreement and purchasing shares of Series C Preferred Stock, the Purchasers under Regulation CF grant a voting proxy, by which any such shares that are not voted in a shareholder meeting or written consent will be voted by the proxyholder.

Dilution

Even after the issuance of Series C Preferred Stock, the investor's stake in the Company could be diluted due if the Company issues additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. If the Company were to issue dividends, investors could also experience earnings dilution, in which the investor experiences a reduction in the amount earned per share. That said, private companies typically do not issue dividends, but instead tend to reinvest any earnings into the company.

The type of dilution that hurts private company investors mostly occurs when a Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you might legally be able to transfer the Securities, you might not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series C Preferred Stock.

Related Person Transactions

From time to time the Company might engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Two of the founders and executive officers of the Company, Leslie D. Michelson and Gregg S. Britt, have made loans to the Company in the aggregate amount of $2,497,331, including interest as of July 31, 2019. Concurrently with the close of this offering, half of the outstanding founder loans, or $1,248,666 will convert at a discount of 15% into shares of Series C Preferred Stock. The balance, plus interest through the date of the initial Closing, will be converted to a promissory note bearing interest at 8% per year. The new note will be paid back on an interest-only basis through December 2020. Beginning January 2021, the outstanding loan amount will be paid back in 36 equal monthly payments. The Noteholders shall have the right to compel the Company to make additional payments, until the outstanding principal and accrued but unpaid interest on this Note are paid in full, provided that after any such payment, the amount of cash in the bank accounts of the Company exceeds $3,000,000.

Please see the Conflicts of Interest disclosures immediately below.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which could give rise to a conflict of interest with the Company, its operations and its security holders:

Private Health Management Inc. (PHMI) is affiliated with Private Health Management Medical Group, Inc. (PHMMG). PHMMG is a professional corporation that is wholly owned by the Private Health medical director, Dr. Robert Simon. PHMI provides certain management services to PHMMG under the terms of a management agreement between the entities. Under the terms of the management agreement with PHMMG, while PHMI does not have an ownership interest in PHMMG, it can control the assignment of ownership of PHMMG to any physician it chooses.

PHMI purchases certain clinical services from PHMMG which are incorporated into the services provided to Private Health clients. Because certain services provided by Private Health could be construed as the practice of medicine, all clinicians employed by PHMI also have a consulting contract with PHMMG with the understanding that any services provided by a Private Health clinician that could be construed as the practice of medicine are provided through their role as a clinical contractor with PHMMG.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series C Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- SeedInvest will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If the Company reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;
- If the Company does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs, or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that the Company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you might also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company might choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



(Signature)

Leslie Michelson

(Name)

Principal Executive Officer & Board Member

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.1 00 et seq.), this Form Chas been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Leslie D. Michelson

(Name)

Principal Executive Officer & Board Member

(Title)

October 16, 2019

(Date)



(Signature)

Gregg S. Britt

(Name)

President & Board Member

(Title)

October 16, 201 9

(Date)

(Signature)

30

Milton Rodriguez

(Name)

Vice President, Finance and Administration

(Title)

October 16, 2019

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



PRIVATE HEALTH MANAGEMENT, INC.
A California Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

PRIVATE HEALTH MANAGEMENT, INC.

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Private Health Management, Inc.
Los Angeles, California

We have reviewed the accompanying consolidated financial statements of Private Health Management, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, WA

September 18, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

PRIVATE HEALTH MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 259,405	$ 104,405
Accounts receivable, net	330,689	202,151
Prepaid expenses	237,052	114,757
Total current assets	827,146	421,313
Non-current assets		
Property and equipment, net	57,664	118,594
Security deposits	20,353	20,353
Total non-current assets	78,017	138,947
Total assets	$ 905,163	$ 560,260
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 458,869	$ 555,387
Accounts payable - related party	105,045	105,045
Accrued expenses	1,449,320	1,313,672
Deferred revenue	1,586,000	1,491,026
Shareholder loans	1,796,924	2,026,924
Total liabilities	5,396,158	5,492,054
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 63,801,882 authorized with no par, 56,811,520 issued and outstanding at December 31, 2018 and 2017	6,510,625	6,510,625
Common stock, 103,000,000 authorized with no par, 8,666,668 issued and outstanding at December 31, 2018 and 2017	81,001	81,001
Additional paid in capital	50,181	49,032
Accumulated deficit	(11,132,802)	(11,572,452)
Total stockholders' equity	(4,490,995)	(4,931,794)
Total liabilities and stockholders' equity	$ 905,163	$ 560,260

See accountants' review report and accompanying notes to the consolidated financial statements.

PRIVATE HEALTH MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Revenue		
Sales, net	$ 6,573,254	$ 5,912,985
Cost of sales	(4,083,289)	(4,515,552)
Gross profit	2,489,965	1,397,433
Operating expenses		
Payroll and related expenses	842,519	878,692
Stock-based compensation	1,149	2,835
General and administrative	230,310	268,241
Sales and marketing expense	230,937	26,299
Technology and communications	45,262	50,283
Professional fees	247,215	248,079
Travel	88,101	67,568
Rent	121,373	75,475
Depreciation	72,217	119,227
Total operating expenses	1,879,083	1,736,699
Income (loss) from continuing operations	610,882	(339,266)
Other income (expenses)		
Interest expense	(160,469)	(163,712)
Other expense	(10,763)	(6,504)
Total other income (expenses)	(171,232)	(170,216)
Net income (loss) before income taxes	439,650	(509,482)
Provision for income taxes	-	-
Net income (loss)	$ 439,650	$ (509,482)

PRIVATE HEALTH MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2018 and 2017
(unaudited)

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on December 31, 2016	56,811,520	$ 6,510,625	8,666,668	$ 81,001	$ 46,197	$ (11,062,970)	$ (4,425,147)
Stock-based compensation					2,835		2,835
Net loss						(509,482)	(509,482)
Balance on December 31, 2017	56,811,520	6,510,625	8,666,668	81,001	49,032	(11,572,452)	(4,931,794)
Stock-based compensation					1,149		1,149
Net income						439,650	439,650
Balance on December 31, 2018	56,811,520	$ 6,510,625	8,666,668	$ 81,001	$ 50,181	$ (11,132,802)	$ (4,490,995)

PRIVATE HEALTH MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ 439,650	$ (509,482)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock-based compensation	1,149	2,835
Depreciation	72,217	119,227
Changes in operating assets and liabilities:		
Accounts receivable, net	(128,538)	(124,650)
Prepaid expenses	(122,295)	(39,301)
Accounts payable	(96,518)	(165,417)
Accounts payable and accrued expenses - related party	-	16,259
Accrued expenses	135,648	251,182
Deferred revenue	94,974	170,183
Net cash provided (used) by operating activities	396,287	(279,164)
Cash flows from investing activities		
Cash paid for purchase of property and equipment	(11,287)	(4,430)
Net cash used by investing activities	(11,287)	(4,430)
Cash flows from financing activities		
Proceeds from shareholder loans	-	295,000
Payments on shareholder loans	(230,000)	(90,000)
Net cash provided by (used by) financing activities	(230,000)	205,000
Net increase (decrease) in cash	155,000	(78,594)
Cash and cash equivalents, beginning	104,405	182,999
Cash and cash equivalents, ending	$ 259,405	$ 104,405
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the consolidated financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Private Health Management, Inc. ("the Company" or "PHMI") is a California corporation founded in 2007 and headquartered in Los Angeles, California. The Company provides intensive case management for serious medical issues, a membership program that includes comprehensive, preventative healthcare coordination for generally healthy individuals and families, and healthcare navigation services for employers.

The Company is affiliated with Private Health Management Medical Group, Inc. ("PHMMG") PHMMG is a professional corporation that is wholly owned by the medical director of PHMI. PHMI provides certain management services to PHMMG under the terms of a management agreement between the entities. Under the terms of the management agreement with PHMMG, while PHMI does not have an ownership interest in PHMMG, it can control the assignment of ownership of PHMMG to any physician it chooses.

PHMI purchases certain clinical services from PHMMG which are incorporated into the services provided to Private Health clients. Because certain services provided by Private Health could be construed as the practice of medicine, all clinicians employed by PHMI also have a consulting contract with PHMMG with the understanding that any services provided by a Private Health clinician that could be construed as the practice of medicine are provided through their role as a clinical contractor with PHMMG.

Principles of Consolidation

These financial statements include the accounts of the Company, and its affiliated company, PHMMG. All significant inter-company balances and transactions have been eliminated upon consolidation. The financial statements were consolidated under the guidance of Accounting Standards Codification ("ASC") 810-10-25 related to the consolidation of entities controlled by contract whereby the Company has a controlling financial interest in PHMMG based on the term, control and financial interest of the contract between the two entities.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allocation of Costs

The Company allocates costs originally pooled in payroll and related expenses, technology and communications and rent into cost of sales on the consolidated statements of operations based upon management's determination of amounts used within those categories to generate revenue.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred, or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company provides intensive case management for serious medical issues, a membership program that includes comprehensive, preventative healthcare coordination for generally healthy individuals and families, and healthcare navigation services for employers. Payments for intensive case management, the membership program and healthcare navigation services for employers are recorded as deferred revenue and recognized over the period of services to be provided. At December 31, 2018 and 2017, deferred revenue for intensive case management, memberships and healthcare navigation services were $1,586,000 and $1,491,026, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using price models such as discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No such losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, based on the lack of prior bad debt and uncollectible accounts, the Company recorded no allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising and Marketing Costs

The Company's marketing and advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized advertising costs of $10,427 and $26,299, respectively, recorded under the heading "General and administrative' in the statements of operations.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue Code. Under those provisions, the Company pays federal corporate income taxes on its taxable income (see Note 5).

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 18, 2019, the date these financial statements were available to be issued. No transactions other than those mentioned in Note 3 and 8 below require disclosure in these financial statements.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018	2017
Computer equipment	$ 87,757	$ 78,445
Furniture & equipment	24,718	24,718
Leasehold improvements	60,043	60,154
Software	267,232	267,232
Medical equipment	1,975	-
	442,725	430,549
Accumulated depreciation	(384,061)	(311,955)
Property and equipment, net	$ 57,664	$ 118,594

Depreciation expense for the years ended December 31, 2018 and 2017, was $72,217 and $119,227, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

During previous years, the Company borrowed money from the CEO and President of the Company to fund operations. During the year ended December 31, 2017, the Company borrowed $295,000 from the CEO and made repayments on funds borrowed in the amount of $90,000. During the year ended December 31, 2018, the Company borrowed no money from the CEO or President and made repayments to amounts previously borrowed from the CEO and President in the amount of $230,000. The balances owed to the CEO and President are recorded in 'Shareholder loans' within the balance sheets. The balance owing in shareholder loans at December 31, 2018 and 2017 are $1,796,924 and $2,026,924, respectively. The loans accrue interest at 8% per annum and are payable on demand. Accrued interest on the shareholder loans at December 31, 2018 and 2017 was $533,096 and $381,653, respectively and is recorded within 'Accrued expenses' in the balance sheets. Interest expense on the shareholder loans at December 31, 2018 and 2017 was $159,847 and $159,245, respectively.

During previous years, the CEO personally paid expenses of the Company from personal funds. During the year ended December 31, 2017, the CEO paid $16,259 of Company expenses from personal funds. No amounts were paid on behalf of the Company by the CEO during the year ended December 31, 2018. The balance owed to the CEO for the payment of Company expenses are recorded in 'Accounts payable – related party' in the balance sheets. The balance owing in accounts payable – related party at both December 31, 2018 and 2017 is $105,045. The amount owed by the Company accrues interest at 8% per annum and is payable on demand. Accrued interest on the accounts payable – related party at December 31, 2018 and 2017 was $35,170 and $26,766, respectively and is recorded within 'Accrued expenses' in the balance sheets. The Company expects to convert the accrued interest on shareholder loans and accounts payable – related party during the next capital raise in preferred stock subsequent to December 31, 2018.

The Company is affiliated with Private Health Management Medical Group, Inc. ("PHMMG") PHMMG is a professional corporation that is wholly owned by the medical director of PHMI. PHMI provides certain management services to PHMMG under the terms of a management agreement between the entities. Under the terms of the management agreement with PHMMG, while PHMI does not have an ownership interest in PHMMG, it can control the assignment of ownership of PHMMG to any physician it chooses.

PHMI purchases certain clinical services from PHMMG which are incorporated into the services provided to Private Health clients. Because certain services provided by Private Health could be construed as the practice of medicine, all clinicians employed by PHMI also have a consulting contract with PHMMG with the understanding that any services provided by a Private Health clinician that could be construed as the practice of medicine are provided through their role as a clinical contractor with PHMMG.

NOTE 4 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a book loss of $11,132,802 since inception for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that may affect the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

NOTE 5 – PREFERRED STOCK

The Company has 63,801,882, no par value shares of preferred stock authorized at December 31, 2018 and 2017, which consists of 5,548,003 Series 1 shares and 58,253,879 Series 2 shares. At both December 31, 2018 and 2017, there were issued and outstanding Series 1 preferred shares and Series 2 preferred shares of 5,548,000 and 51,263,520 (total of 56,811,520 shares).

All classes of preferred shares are convertible at any time, at the election of the holder, at a conversion price equal to the original issue price of the relevant series of preferred shares. There were no conversions of any class of preferred shares during the years ended December 31, 2018 or 2017.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible into one of share of common stock, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert in common stock. Liquidation preference between preferred stock is in the following order: Series 2 and Series 1.

NOTE 6 – COMMON STOCK

The Company has 103,000,000, no par value, shares of common stock authorized at both December 31, 2018 and 2017. At both December 31, 2018 and 2017, there were issued and outstanding common shares of 8,666,668.

NOTE 7 – STOCK OPTIONS

During 2009, the Company executed the 2009 Equity Incentive Plan, which reserved 23,577,333 common shares to be issued in the form of stock options. During 2018 and 2017, the Company issued no stock options pursuant to the 2009 plan. The options allow the holder to purchase an equal number of common shares at an exercise price of $0.01 per share. The options vest at 25% over the 48 months subsequent to being granted. At December 31, 2018 and 2017, there were vested stock options of 5,018,191 and 4,903,241, respectively. The options issued during 2018 and 2017 have no intrinsic value. The Company reserved 23,577,333 common shares for use in the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool.

During the years ended December 31, 2018 and 2017, the Company recognized stock compensation expense resulting from the vesting of outstanding stock options of $1,149 and $2,835, respectively.

A summary of option activity is as follows:

	Options-Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	5,018,191	$ 0.01	6.77
Granted	-	-	-
Expired/forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	5,018,191	$ 0.01	5.77
Granted	-	-	-
Expired/forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	5,018,191	$ 0.01	4.77

NOTE 8 – OPERATING LEASES

The Company leases office space in Los Angeles, California. The leases for two separate suites were entered into in June 2013 and August 2015 and were both extended on March 7, 2017. The current leases on both spaces expired on April 30, 2019. The Company signed a second lease extension on both suites on March 4, 2019 that runs from May 1, 2019 through April 30, 2022. Monthly lease payments for the first 12 months of the leases total $26,596 and increase at approximately $0.11 per square foot during year two and three. Subsequent to December 31, 2018, the Company signed a lease agreement for office space in New York, New York effective May 1, 2019 through December 31, 2019 at a rate of $11,500 per month.

For the years ended December 31, 2018 and 2017, the Company recognized rent expense on leases in the amount of $345,043 and $339,637, respectively, included in cost of sales and rent expense in the consolidated statements of operations.

The future minimum lease payments under the operating leases is as follows:

Years ending December 31,	Amount
2019	$ 420,478
2020	325,720
2021	335,179
2022	$ 112,949

EXHIBIT C
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Tech-enabled healthcare navigation service that improves healthcare quality
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$1,000 $12,500,000
Minimum   Pre-Money valuation

RESERVE YOUR SPOT IN PRIVATE HEALTH MANAGEMENT

By making a reservation, you are reserving a spot to invest in Private Health
Management's upcoming offering. A reservation is non-binding and you may change
the amount at any time.

Website: privatehealth.com

This presentation contains offering materials prepared solely by *Private Health Ma*
Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In ac
presentation may contain forward-looking statements and information relating to, an
things, the company, its business plan and strategy, and its industry. These statem
management's current views with respect to future events based information current
and are subject to risks and uncertainties that could cause the company's actual resu
materially. Investors are cautioned not to place undue reliance on these forw
statements as they are meant for illustrative purposes and they do not represent gu
future results, levels of activity, performance, or achievements, all of which canno
Moreover, no person nor any other person or entity assumes responsibility for the ac
completeness of forward-looking statements, and is under no duty to update
statements to conform them to actual results.

PRIVATE HEALTH

Highlights	**Company Highlights**	**Fundraise Highlights**
Overview	› Generated $6.5M+ in revenue in 2018 with 37.9% gross margins and 10% EBITDA margins. Achieved double-digit revenue growth, expanded gross margins, and increased EBITDA in every year since 2015 (unaudited).	› Total Amount Raised: US $24,193
Product & Service		› Total Round Size: US $6,000,000
The Team	› Provided more than 57,000 services to clients, including the management of serious and complicated medical issues such as cancers, cardiovascular, orthopedic, neurologic, autoimmune, and many other disease categories.	› Raise Description: Series C
Term Sheet		› Minimum Investment: US $1,000 per investor
Prior Rounds	› Serve 13 corporate clients with an average 95% renewal rate, covering approximately 2,000 employees and their families. These clients include a publicly traded investment bank, private equity firms, hedge funds, investment management firms, management consulting firms and family offices.	› Security
Market Landscape		Type : Preferred Equity
Risks & Disclosures		› Pre-Money Valuation: US $12,500,000
Form C	› Resources include a database of more than 15,000 evaluated top physicians in more than 350 specialties and sub-specialties, a proprietary natural language, AI-powered medical literature search engine, and a medical research library of more than 1,500 detailed, research-backed reports.	› Offering Type: Side by Side Offering
Data Room		
💬 20 comments	› Experienced senior management team has more than 100 years of healthcare leadership and entrepreneurial experience.	
ⓘ FAQs About Investing		
✉ Contact SeedInvest		

Private Health is a unique, technology-enabled service, including navigation, education, research, and logistical
support, that improves healthcare quality and helps contain costs.

The U.S. healthcare industry is marked by unnecessarily high costs, variable quality, and growing complexities. We spend $3.5 trillion per year, or $10,000 per person, 1/3 of which is wasted on unnecessary tests and treatments.

Private Health provides comprehensive, tech-enabled healthcare navigation, patient education, and support services for companies and individuals globally.

Our proprietary process has 4 steps:

1. Immersion: collect and review relevant information, including medical records, tests, imaging, etc.

2. Diagnosis: determine or confirm accuracy and completeness

3. Treatment Planning: establish an individualized treatment plan, consulting top experts

4. Treatment Implementation: ensure proper implementation, adjusting as needed

Here are a few examples:

1. A client was misdiagnosed with metastatic melanoma and told to "get her affairs in order". We ordered diagnostic tests that determined the proper diagnosis and enrolled her in a clinical trial that provided 3 promising experimental new drugs at no cost, leading to a symptom-free, no evidence of disease, result.

2. A client suffered from an undiagnosed condition for 10 years. We determined the correct diagnosis in weeks and implemented a curative treatment.

3. A client had debilitating back pain. We avoided a painful, expensive surgery by determining the exact pain cause and treating it with intense, targeted physical therapy.

Our resources include:

- Proprietary database of more than 15,000 vetted physicians in more than 350 specialties

- Proprietary natural language, AI-powered medical literature search engine

- Medical research library of more than 1,500 reports

- Highly trained clinicians who lead our cases

- Unique research department staffed by PhDs, MDs, and PharmDs

- Logistics coordinators

- Medical record collectors

- Global emergency care access

Product & Service

Services

Our 3 services are designed for different markets:

Corporate: 25% of 2018 revenue, projected to be approximately 50% of 2022 revenue

1. Enterprise Health Service

- Healthcare quality improvement and cost containment via comprehensive care navigation, clinical support, and empowerment services

- Clients include a publicly traded investment bank, private equity firms, hedge funds, investment management firms, consulting firms, and family offices

- Pricing: $1,000 per employee per year (minimum 100 employees), one-time initiation fee, one year initial term, unlimited utilization

Consumer (generally high net worth individuals and people of means): 75% of 2018 revenue, projected to be approximately 50% of 2022 revenue

2. Intensive Case Management Service

- Comprehensive care management across the spectrum of medicine

- Priority access to top physicians, medical literature research, logistics coordination, emotional, and decision-making support

- Clients have serious medical issues

- Pricing: ranges from $55,000 to $100,000 for a set period of time (generally 4 months), paid in full up front. Most cases involve extensions with additional fees.

3. Membership Program

- Comprehensive prevention, diagnosis, treatment and emergency healthcare coordination, and optimization

- Top-tier physician referrals, personalized health research, custom travel reports, and medical records management

- Clients are generally well and healthy

- Pricing: ranges from approximately $10,000 to $35,000 per year, depending on age and acuity. Paid in full up front with a one-time initiation fee.

Financial Highlights

Corporate

- Enterprise Health Service: In 2018, this business generated $1.6 million in revenue, growing 25% vs. prior year. In 2022, we project revenue of almost $13 million, up more than 90% vs. prior year. This 2018 - 2022 revenue growth represents a 67% CAGR.

Consumer

- Intensive Case Management: In 2018, this business generated $4 million in revenue, growing 11% vs. prior year. In 2022, we project revenue of $10 million, up 19% vs. prior year. This 2018 - 2022 revenue growth represents a 26% CAGR.
- Membership: In 2018, this ancillary business generated $1 million in revenue. In 2022, we project revenue of $1.4 million, up 12% vs. prior year. This 2018 - 2022 revenue growth represents a 10% CAGR.

**These statements reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. These statements are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.*

Growth Roadmap

We plan to scale our top 2 lines of business:

1. Corporate (Enterprise Health Service): This is potentially a $64 billion market. Our proven annuity B-to-B service has high and growing gross margins. Our referenceable client base of highly respected financial service firms includes Alvarez & Marsal, Canyon Partners, Houlihan Lokey, and Kayne Anderson Capital Partners. We plan to hire dedicated sales resources to expand our presence in the financial sector, followed by tech, and develop distribution relationships with health insurance brokers and benefits consultants.
2. Consumer (Intensive Case Management): This is potentially a $98 billion market with approximately $100,000 annual revenue per client. As high net worth individuals understand the speed of biomedical advances and the challenges of navigating healthcare systems, we expect our service to be more appealing. We have seen strong growth due to word of mouth and plan to invest in targeted digital marketing.

Gallery



Welcome to Private Health.

This video contains offering materials prepared solely by Private Health Management without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this video may contain forward looking statements, testimonials and information relating to, among other things, the company, its business plan and strategy, and its industry. The individuals were not compensated in exchange for their testimonials and all statements reflect their current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Media Mentions



Team Story

Private Health Management was founded after seasoned healthcare executives Leslie Michelson and Gregg Britt saw firsthand the significant difference between the best healthcare and routine care in the fields of prostate cancer and HIV/AIDS. They saw that people who were treated by the best doctors with the most advanced techniques did far better than those who did not, in what was often a matter of life or death. After years of nights and weekends helping family and friends navigate the complicated and confusing healthcare system, they saw an opportunity to leverage their track record of building successful, innovative healthcare service businesses and redefine the healthcare experience.

Private Health's mission is to deliver the best of what is possible in medicine by helping our clients obtain the highest quality, most cost-effective healthcare. We are driven by data, but we lead with our hearts. We support our clients emotionally, intellectually, clinically, and logistically because that's the way that we would want to be supported.

Founders and Officers



Leslie Michelson
FOUNDER, CHAIRMAN OF THE BOARD, AND CEO

Leslie Michelson has more than 30 years of experience as a founder, CEO, investor, and advisor for a portfolio of entrepreneurial health care companies. He is the author of the New York Times best-seller The Patient's Playbook. He was the CEO of the Prostate Cancer Foundation, co-founded and served as CEO of Acurian, Value Health Sciences, and Protocare. He has served on the boards of 20 companies, including 14 publicly traded companies.



Gregg Britt
FOUNDER, PRESIDENT, MEMBER, BOARD OF DIRECTORS

Gregg Britt has more than 20 years of leadership experience in the health care, health research, and drug development industries. He founded Innovis, LLC, was the SVP of Biopharmaceutical Research and Development at the Prostate Cancer Foundation, the COO of Protocare Inc., and the CEO of AIDS Research Alliance of America.

Key Team Members

 **Dr. Robert Simon, MD**

 **Debbie Bohnett**

 **Dr. Eva Gordon, PhD**

 Jennifer Pena    Julia Richter    Milton Rodriguez

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series C
Round size:	US $6,000,000
Raised to date:	US $24,193
	US $24,193 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $2,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.32
Pre-money valuation:	US $12,500,000
Option pool:	15.0%
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $100,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Private Health Management has set an overall target minimum of US $2,000,000 for the round, Private Health Management must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Private Health Management's Form C.
Regulation CF cap:	While Private Health Management is offering up to US $6,000,000 worth of securities in its Series C, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised · If Maximum Amount Is Raised

- Offering Expenses
- Working Capital
- Offering Expenses
- Repayment of Current ...
- Rerpurchase of Shares
- Enterprise Sales Team ...
- Technology
- Working Capital

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Series A		Series B	
Round Size	US $5,350,000	Round Size	US $1,590,000
Closed Date	Apr 1, 2008	Closed Date	Jun 1, 2010
Security Type	Preferred Equity	Security Type	Preferred Equity
Pre-money Valuation	US $16,650,000	Pre-money Valuation	US $2,762,335

Market Landscape



Total national health expenditures, US $ per capita

U.S. employers spend almost $880 billion on healthcare benefits annually. These costs are highly concentrated, as the top 10% of cases generate 65% of costs and the top 1% of cases each cost approximately $100,000. Not surprisingly, almost 80% of large employers see high cost claimant management as critical.

Fortunately, biomedical research is rapidly accelerating, with almost 70,000 medical articles published monthly. This dramatically increases the opportunity to significantly improve outcomes, placing a higher premium on the ability to effectively navigate the system.

Unlike most sectors in the economy, in healthcare there is little relationship between price and quality. The market potential for services to improve quality and reduce unnecessary costs is large and unrealized.

Some companies offer quality improvement and cost control services, but as they do not make a clinical difference, they do not have a meaningful impact. Indeed, when analyzing the $8 billion wellness industry's failures, a recent JAMA editorial noted, "Investments in more targeted approaches that focus on those individuals with elevated risks for or already having poor health status or health behaviors may yield larger health and economic benefits." This is precisely what Private Health does.

1. Corporate (EHS): There are 129 million full-time U.S. employees. If we were to serve them all at $500 per employee per year (half our current price), that would represent a $64 billion market. Our near-term goal is to serve the 23 million financial and high-tech employees, representing a $12 billion market.

2. Consumer (ICM): There are 20 million high net worth individuals in the world. Each ICM client delivers approximately $100,000 in the first year. If 5% are likely to have a serious medical issue, 5% penetration would represent a $5 billion market.

Risks and Disclosures

The Company's sales cycle is long and could be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles might require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations could fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its services. The sales process involves educating customers about the Company's services, participating in extended services evaluations and configuring the services to customer-specific needs. During the sales cycle, the Company might expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company might not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company could face pricing pressure in obtaining and retaining its clients. Its clients might be able to seek price reductions from the Company when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. The Company's clients might also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on its previous agreement with that client. This reduction in revenue could result in an adverse effect on the Company's business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If the Company's not successful in achieving a high rate of contract renewals on favorable terms, its business and results of operations could be adversely affected.

The Company's expenses will significantly increase as they seek to execute its current business model. Although the Company is profitable and has had positive EBITDA for the past six quarters, it will be ramping up expenses significantly to promote revenue growth, further develop its technology, and fund other Company operations after the raise. It is likely that the increase in expenses will precede incremental revenue, which will decrease profitability and could result in negative cash flow.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to the Company's success. These demands might require the Company to hire additional personnel and will require its existing management personnel to develop additional expertise. The Company faces intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the growth of its business. If the Company experience difficulties in hiring and retaining personnel in key positions, it could suffer from delays in revenue growth, loss of customers and sales and diversion of management resources, which could adversely affect operating results. The Company's consultants and advisors might be employed by third parties or might have commitments under consulting or advisory contracts with third parties that could limit their availability to the Company.

The Company currently has shareholder loans outstanding in the amount of $2,497,331, owed to the two founders, Leslie Michelson and Gregg Britt as of July 31, 2019. Concurrently with the close of this offering, half of the outstanding founder loans, or $1,248,666 will convert at a discount of 15% into shares of Series C Preferred stock. The balance, plus interest through the date of the initial Closing, will be converted to a promissory note bearing interest at 8% per year. The new note will be paid back on an interest-only basis through December 2020. Beginning January 2021, the outstanding loan amount will be paid back in 36 equal monthly payments. The Noteholders shall have the right to compel the Company to make additional payments, until the outstanding principal and accrued but unpaid interest on this Note are paid in full, provided that after any such payment, the amount of cash in the bank accounts of the Company exceeds $3,000,000.

The Company has outstanding liabilities owed to a prior landlord and a consultant. These liabilities are currently being paid down with positive cash flow. As of July 31, 2019, the liability to the prior landlord totals $351,058 and is subject to a settlement agreement which requires the Company to fully pay the liability upon completion of a capital raise in excess of $1,000,000. In addition, as of July 31, 2019, the liability to a consultant totals $185,000 and is subject to a fixed fee agreement. The Company intends to negotiate a revised agreement with both the landlord and the consultant either to settle this liability at a reduced amount or to continue to pay it down over time with positive cash flow. However, no guarantees can be made that the Company will succeed in negotiating a revised agreement. As such, certain proceeds from this capital raise might be used to settle that liability.

The Company was subject to a down-round in 2010 following turbulence in the global financial markets. The Company has negotiated an agreement with the lead investors of its Series B round to buy back their shares on terms that are favorable to new and ongoing shareholders. Those investors currently own more than 40% of the Company. If the option is not exercised, expires, or is not extended, the Company's large investor will continue to be a shareholder of the Company.

One of the founders, Gregg Britt, is also founder of Innovis, a single member LLC consulting business. Leslie Michelson serves on the boards of three public companies. As a result, these key personnel might not devote all of their time to the business, and might from time to time serve as employees, officers, directors, and consultants of other companies.

An overall decline in economic activity could adversely affect the financial condition and results of operations of the Company's business. The results of the Company's business are affected by the level of economic activity generally, especially in the industries and markets the Company's clients and prospective clients serve. Additionally, substantial changes to trade, monetary and fiscal policies, political conditions, and constriction and volatility in the credit markets could occur and would affect the Company's business. Economic downturns in some markets could cause reductions in discretionary spending by the Company's clients, which could result in reductions in the growth of new business as well as reductions in existing business. If the Company's clients become financially less stable, enter bankruptcy, liquidate their operations or consolidate, its revenues and/or collectability of receivables could be adversely affected. The Company's contracts also depend upon the number of its clients' employees or the number of participants in its clients' employee benefit plans. If the Company's clients become financially less stable, change their staffing models, enter bankruptcy, liquidate their operations or consolidate, that could result in layoffs or other reductions in the number of participants in its clients' employee benefit plans. Reduced demand for the Company's services could increase price competition and have an adverse effect on its financial condition or results of operations.

The Company faces significant competition and its failure to compete successfully could have a material adverse effect on the financial condition and results of operations of its business. The Company's competitors might have greater resources, larger customer bases, greater name recognition, stronger presence in certain geographies and more established relationships with their customers and suppliers than the Company. In addition, new competitors, alliances among competitors or mergers of competitors could gain significant market share and some of the Company's competitors might have or might develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that the Company offers or develops. Large and well-capitalized competitors might be able to respond to the need for technological changes and innovate faster, or price their services more aggressively. They might also compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share more effectively than the Company. If the Company is unable to compete successfully, it could lose market share and clients to competitors, which could materially adversely affect its results of operations. To respond to increased competition and pricing pressure, the Company might have to lower the cost of its solutions or decrease the level of service provided to clients, which could have an adverse effect on its financial condition or results of operations.

The Company relies on information technology systems and networks to operate its business. Any significant system or network disruption due to a breach in the security of the Company's information technology systems could expose the Company to legal liability, impair its reputation or have a negative impact on its operations, sales and operating results. The Company relies on the efficient, uninterrupted and secure operation of information technology systems and networks, some of which are operated internally and some of which are outsourced to third-party providers with the intent of protecting and the security of the Company's customers', clients' and suppliers' confidential information and information related to identifiable individuals (including financial and health information whoever it results) against unauthorized access through the Company's information technology systems or by other electronic transmission or through the misdirection, theft or loss of physical media. These include, for example, the appropriate encryption of information and the use of anti-virus, anti-malware and other protections. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including but not limited to cyber-attacks, computer viruses, malware, hacking, fraudulent use attempts, phishing attacks and security breaches. The Company's systems might also be subject to compromise from internal threats such as improper action by employees, vendors and other third parties with otherwise legitimate access to its systems. Despite the Company's efforts, it periodically experiences attacks to its systems and networks and has from time to time experienced cyber security incidents such as computer viruses, unauthorized parties gaining access to its information technology systems and similar matters, which to date have not had a material impact on the Company's business. Because the techniques used to obtain unauthorized access are constantly changing and becoming increasingly more sophisticated and often are not recognized until launched against a target, the Company or its third-party providers might be unable to anticipate these techniques or implement sufficient preventative measures. If the Company is unable to efficiently and effectively maintain and upgrade its system safeguards, it might incur unexpected costs and certain of its systems could become more vulnerable to unauthorized access. In the future, these types of incidents could result in confidential information being lost or stolen, including client, employee or business data. In addition, the Company might not be able to detect breaches in its information technology systems or assess the severity or impact of a breach in a timely manner.

The Company has implemented various measures to manage its risks related to system and network security and disruptions, but an actual or perceived security breach, a failure to make adequate disclosures to the public or law enforcement agencies following any such event or a significant and extended disruption in the functioning of its information technology systems could damage the Company's reputation, cause it to lose clients, adversely impact its operations, sales and operating results and require the Company to incur significant expense to address and remediate or otherwise resolve such issues. Additionally, in order to maintain the level of security, service and reliability that its clients require, the Company might be required to make significant additional investments in its methods of delivering services.

Improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary data as a result of employee or vendor malfeasance or cyber-attacks could result in financial loss, regulatory scrutiny, legal liability or harm to the Company's reputation. One of the Company's significant responsibilities is to maintain the security and privacy of its employees' and clients' confidential information and the confidential information about clients' employees' medical information and other personally identifiable information. The Company maintains policies, procedures and technological safeguards designed to protect the security and privacy of this information. Nonetheless, it cannot eliminate the risk of human error or inadequate safeguards against employee or vendor malfeasance or cyber-attacks that could result in improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary information, and the Company might not become aware in a timely manner of any such security breach. Such unauthorized access, misappropriation, destruction or disclosure could result in the loss of revenue, reputational damage, indemnity obligations, damages for contract breach, civil and criminal penalties for violation of applicable laws, regulations or contractual obligations, and significant costs, fees and other monetary payments for remediation. Furthermore, the Company's clients might not be receptive to services delivered through its information technology systems and networks following an actual or perceived security breach due to concerns regarding transaction security, user privacy, the reliability and quality of internet service and other reasons. The release of confidential information as a result of a security breach could also lead to litigation or other proceedings against the Company by affected individuals or business partners, or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on its business.

In many jurisdictions, including the United States and the European Union, the Company is subject to laws and regulations relating to the collection, use, retention, security and transfer of this information including the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA") and the HIPAA regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable protected health information and The European Union General Data Protection Regulation ("GDPR"). These laws and regulations are frequently changing and are becoming increasingly complex and sometimes conflict among the various jurisdictions and countries in which the Company provides services, both in terms of substance and in terms of enforceability. This makes compliance challenging and expensive. The Company's failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to its reputation in the marketplace. Further, regulatory initiatives in the area of data protection are more frequently including provisions allowing authorities to impose substantial fines and penalties, and therefore, failure to comply could also have a significant financial impact.

Changes in regulations, including changes in regulations related to health and welfare plans, fiduciary rules, pension reform and data privacy and data usage, their application and interpretation could have an adverse effect on the Company's business. In addition to the complexity of the laws and regulations themselves, the development of new laws and regulations, changes in application or interpretation of laws and regulations and the Company's continued operational changes and development into new jurisdictions and new service offerings also increase the Company's legal and regulatory compliance complexity, as well as the type of governmental oversight to which it might be subject. These changes in laws and regulations could mandate significant and costly changes to the way the Company implements its services and solutions or could impose additional licensure requirements or costs to its operations and services. Furthermore, as the Company enters new jurisdictions or lines of businesses and other developments in its services, it could become subject to additional types of laws, policies, governmental oversight and supervision. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. In addition, new regulatory or industry developments could create an increase in competition that could adversely affect the Company. These potential developments include:

● changes in regulations relating to health and welfare plans, including potential changes to the Patient Protection and Affordable Care Act (the "ACA"), defined contribution and defined benefit plans;

● changes in regulations relating to fiduciary rules;

● additional requirements respecting data privacy and data usage in jurisdictions in which the Company operates that could increase the costs of compliance and potentially reduce the manner in which data can be used by the Company to develop or further its product offerings; and

● additional regulations promulgated by other regulatory bodies in jurisdictions in which the Company operate.

For example, there have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at addressing the availability of healthcare and containing or lowering the cost of healthcare. Although the Company cannot predict the ultimate content or timing of any healthcare reform legislation, potential changes resulting from any amendment, repeal or replacement of these programs, including any reduction in the future availability of healthcare insurance benefits, could adversely affect its business and future results of operations.

The Company's services are also the subject of ever-evolving government regulation, either because the services provided to or business conducted by its clients are regulated directly or because third parties upon whom the Company relies to provide services to its clients are regulated, thereby indirectly impacting the manner in which the Company provides services to those clients. Changes in laws, government regulations or the way those regulations are interpreted in the jurisdictions in which the Company operates, including changes in regulations relating to health and welfare plans (such as medical), could affect the viability, value, use or delivery of its services and could adversely affect the demand for, or profitability of, its services.

The Company's business performance and growth plans could be negatively affected if it is not able to effectively apply technology in driving value for its clients or gaining internal efficiencies. Conversely, investments in innovative product offerings might fail to yield sufficient return to cover their costs. The Company's success depends, in part, on its ability to develop and implement new or revised solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. The Company might not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and its ideas might not be accepted in the marketplace. Additionally, the effort to gain technological expertise might require the Company to incur significant expenses.

If the Company cannot utilize new technologies as quickly as its competitors or if its competitors develop more cost-effective technologies, it could have a material adverse effect on the Company's ability to obtain and complete client engagements.

The Company potentially is subject to professional liability claims against it as well as other contingencies and legal proceedings relating to its delivery of services, some of which, if determined unfavorably to the Company, could have an adverse effect on its financial condition or results of operations. The Company assists its clients with identifying and sourcing optimal medical services to meet its clients' medical needs. Third parties could allege the Company's potential liability for damages arising from these services in professional liability claims against it. It is not always possible to prevent and detect errors and omissions, and the precautions the Company takes might not be effective in all cases. In addition, the Company is subject to other types of claims, litigation and proceedings in the ordinary course of business, which along with professional liability claims, could seek damages, including punitive damages, in amounts that could, if awarded, have a material adverse impact on the Company financial position, earnings, and cash flows. In addition to potential liability for monetary damages, such claims or outcomes could harm the Company's reputation or divert management resources away from operating its business. While the Company maintains insurance to cover various aspects of such professional liability claims and other claims, such coverage might not be adequate or applicable for such claims, in which case the Company could be liable for damages in amounts that could have a material adverse impact on its business. In some cases, due to other business considerations, the Company might elect to pay or settle professional liability or similar claims even where it might not be contractually or legally obligated to do so.

Accruals for exposures, and related insurance receivables, when applicable to the Company, would need to be made to the extent that losses are deemed probable and are reasonably estimable. These accruals and receivables, adjusted from time to time as developments warrant, could also be adversely affected by disputes the Company might have with its insurers over coverage.

The ultimate outcome of claims, lawsuits and proceedings might not be ascertainable, and liabilities in indeterminate amounts could be imposed on the Company. It is possible that the Company's future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of such matters.

The Company might become involved in litigation that could harm the value of its business. The Company might be subject to, and become a party to, various lawsuits, claims, audits and investigations, or other legal matters that arise in the ordinary course of its business, any of which could result in substantial costs and divert its attention and resources. Its business is subject to the risk of litigation involving current and former employees, clients, partners, suppliers, shareholders, or others through various proceedings, actions or other litigation. Regardless of the merits of the claims, the cost to defend litigation could be significant, and such matters could be time-consuming and divert management's attention and resources. The outcome of such matters in the ordinary course of the Company's business are inherently uncertain, and adverse judgments or settlements could have a material adverse impact on its financial position or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage the Company's reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

The Company might not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses. While the business plan does not anticipate the acquisition or creation of any businesses, the Company would face risks in successfully integrating any businesses it might acquire or create through a joint venture or any business relationship. Ongoing business could be disrupted, and management's attention could be diverted by acquisition, investment, transition or integration activities. In addition, the Company might need to dedicate additional management and other resources, and its organizational structure could make it difficult for the Company to efficiently integrate acquired businesses into its ongoing operations and assimilate and retain employees of those businesses into its culture and operations. The potential loss of key executives, employees, customers, suppliers, and other business partners of businesses the Company might acquire could adversely impact the value of the assets, operations or businesses. Furthermore, acquisitions or joint ventures could result in significant costs and expenses, including those related to retention payments, equity compensation, severance pay, early retirement costs, intangible asset amortization and asset impairment charges, assumed litigation and other liabilities, and legal, accounting and financial advisory fees, which could negatively affect the Company's profitability. The Company might have difficulties as a result of entering into new markets where it has limited or no direct prior experience or where competitors might have stronger market positions.

The Company might fail to realize the expected benefits or strategic objectives of any acquisition, investment or joint venture it undertakes. It might not achieve its expected return on investment or could lose money. The Company could be adversely impacted by liabilities that it assumes from a Company it acquires or in which it invests, including from that Company's known and unknown obligations, intellectual property or other assets, terminated employees, current or former clients or other third parties. In addition, the Company might fail to identify or adequately assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring, investing in or partnering with a Company, including potential exposure to regulatory sanctions or liabilities resulting from an acquisition target's previous activities, internal controls and security environment. If any of these circumstances occur, they could result in unexpected legal or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on the Company's business. Litigation, indemnification claims, and other unforeseen claims and liabilities could arise from the acquisition or operation of acquired businesses. If the Company is unable to complete the number and kind of investments or relationships for which it plans, or if it is inefficient or unsuccessful at integrating any acquired businesses into its operations or managing a relationship, the Company might not be able to achieve its planned rates of growth or improve its market share, profitability or competitive position in specific markets or services.

The Company's growth depends in part on the success of its strategic partnerships, distribution and other relationships with third parties. The Company enters into strategic partnerships with third parties to enhance and extend the capabilities of its solutions and expand its customer base in the ordinary course of business. In order to continue to grow its business and enhance and extend its capabilities, the Company anticipates that it will continue to depend on the continuation and expansion of strategic partnerships with third parties. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources.

If the Company is unsuccessful in establishing or maintaining its relationships with third parties, or if its partners fail to perform as expected, the Company's ability to compete in the marketplace or to grow its revenues could be impaired, which could adversely affect its business, financial condition, and results of operations. Even if the Company is successful, it cannot assure you that these relationships will result in increased customer usage of its solutions or increased revenues.

The Company's success depends on its ability to retain and attract experienced and qualified personnel, including its senior management team and other professional personnel. The Company depends, in material part, upon the members of its senior management team who possess extensive knowledge and a deep understanding of its business and strategy. The unexpected loss of any of its senior management team could have a disruptive effect adversely impacting the Company's ability to manage its business effectively and execute its business strategy. Competition for experienced professional personnel is intense, particularly for technology professionals in the areas in which the Company operates, and it is constantly working to retain and attract these professionals. If it cannot successfully do so, the Company's business, operating results and financial condition could be adversely affected. The Company must develop its personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of personnel retention. While the Company has plans for key management succession and long-term compensation plans designed to retain the senior employees, if its succession plans do not operate effectively, its business could be adversely affected.

The Company's inability to successfully recover should it experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability. The Company's operations are dependent upon its ability to protect its personnel, offices and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on its operations. disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, the Company's continued success will depend, in part, on the availability of its personnel, office facilities and the proper functioning of existing, new or upgraded computer systems, telecommunications and other related systems and operations. In events like these, the Company could experience operational challenges. It could potentially lose access to key executives and personnel, client data or experience material adverse interruptions to its operations or delivery of services to its clients in a disaster recovery scenario.

If the Company's clients are not satisfied with its services, it may face additional cost, loss of revenue and profit opportunities and damage to its reputation or legal liability. The Company depends, to a large extent, on its relationships with its clients and treating physicians, and its reputation to understand the clients' needs and deliver solutions and services that are tailored to satisfy those needs. If a client is not satisfied with the Company's services or physicians do not work with the Company, it may be damaging to its business and could cause the Company to incur additional costs and impair profitability. Many of its clients are businesses that band together in industry groups and/or trade associations and actively share information among themselves about the quality of service they receive from their vendors. Accordingly, poor service to one client may negatively impact the Company's relationships with multiple other clients. Moreover, if the Company fails to meet its contractual obligations, it could be subject to legal liability or loss of client relationships.

Damage to the Company's reputation could have a material adverse effect on its business. The Company's reputation is a key asset of its business. The Company's ability to attract and retain clients is highly dependent upon the external perceptions of its level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters could erode trust and confidence and damage the Company's reputation among existing and potential clients, physicians, hospitals and others, which could make it difficult for it to attract new clients and maintain existing ones as mentioned above, as well as to gain timely access to top physicians and hospitals. Negative public opinion could also result from actual or alleged conduct by the Company or those currently or formerly associated with the Company in any number of activities or circumstances, including operations, clinical care, regulatory compliance, and the use and protection of data and systems, satisfaction of client expectations, and from actions taken by regulators or others in response to such conduct. This damage to the Company's reputation could further affect the confidence of its clients, rating agencies, regulators, shareholders, physicians, hospitals and the other parties in a wide range of transactions that are important to the Company's business having a material adverse effect on its business, financial condition and operating results.

The Company depends on licenses of third-party software to provide its services.The inability to maintain these licenses or errors in the software the Company licenses could result in increased costs, or reduced service levels, which would adversely affect its business. The Company's services rely in part on certain third-party software obtained under licenses from other companies. The Company anticipates that it will continue to rely on such third-party software from third parties in the future. Although the Company believes that there are commercially reasonable alternatives to the third-party software it currently licenses, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in the Company's applications with new third-party software may require significant work and require substantial investment of its time and resources.

The Company relies on third parties to perform key functions of its business operations and to provide services to its clients.These third parties may act in ways that could harm its business. The Company relies on third parties, including physicians, hospitals, diagnostic imaging centers, home health care providers, other diagnostic laboratories, principal investigators, and biomedical companies conducting clinical trials, consultants, medical record collectors and summarizers, call centers, and in some cases subcontractors, to provide services that are critical to the operations of its business. Recently, the Company substantially expanded such relationships in the areas of technology support and it expects to continue that trend in the future. As the Company does not fully control the actions of these third parties, it is subject to the risk that their decisions may adversely impact the Company and replacing these service providers could create significant delay and expense. A failure by the third parties to comply with service level agreements or regulatory or legal requirements, in a high quality and timely manner, particularly during periods of the Company's peak demand for its services, could result in economic and reputational harm to the Company. In addition, these third parties face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of its confidential client, employee, or business information, could cause harm to the Company's reputation. Any deficiency, interruption in or the cessation of service by any service provider as a result of systems failures, capacity constraints, financial difficulties or for any other reason could disrupt the Company's operations, impact its ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from clients and/or employees, damage to its reputation and harm to its business.

The profitability of the Company's engagements with clients may not meet its expectations due to unexpected costs, cost overruns, early contract terminations, unrealized assumptions used in its contract bidding process or the inability to maintain its prices. The Company's profitability is highly dependent upon its ability to control its costs and improve its efficiency. As the Company adapts to change in its business, adapt to the regulatory environment, enter into new engagements, acquire additional businesses and take on new employees, provide services from new locations, the Company may not be able to manage its large, diverse and changing workforce, control its costs or improve its efficiency. In addition, certain client contracts may include fixed fee structures, and unique or heavily customized requirements that limit the Company's ability to fully recognize economies of scale.

The Company's profit margin, and therefore its profitability, is largely a function of the rates it is able to charge for its services and the staffing costs for its personnel. Accordingly, if the Company is not able to maintain the rates it charges for its services or appropriately manage the staffing costs of its personnel, it may not be able to sustain its profit margin and its profitability will suffer. The prices the Company is able to charge for its services are affected by a number of factors, including competitive factors, cost of living adjustment provisions, the extent of its ability to demonstrate and the ongoing clients' perception of the Company's ability to add value through its services and general economic conditions. The Company's profitability is largely based on its ability to drive cost efficiencies during the term of its contracts. If the Company cannot drive suitable cost efficiencies, its profit margins will suffer.

Changes in the Company's accounting estimates and assumptions could negatively affect its financial position and results of operations. The Company's financial statements are prepared in conformity with GAAP which requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of its financial statements. The Company is also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. The Company periodically evaluates its estimates and assumptions including, but not limited to, those relating to recoverability of assets including customer receivables, contingencies, income taxes, estimates and assumptions used for its long-term contracts. The Company bases its estimates on historical experience and various assumptions that it believes to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates, or changes in assumptions, estimates or policies or the developments in the business or the application of accounting principles related to long-term contracts may change the Company's initial estimates of future contract results, which could materially affect its business and results of operations.

The reviewed financial statements include the accounts of the Company, and its affiliated company, PHMMG. All significant inter-company balances and transactions have been eliminated upon consolidation. The financial statements were consolidated under the guidance of Accounting Standards Codification ("ASC") 810-10-25 related to the consolidation of entities controlled by contract whereby the Company has a controlling financial interest in PHMMG based on the term, control and financial interest of the contract between the two entities.

The Company may be required to record goodwill or other long-lived asset impairment charges, which could result in a significant charge to earnings. Under GAAP, over time, the Company likely will review its long-lived assets, such as goodwill, intangible assets and fixed assets, for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is assessed for impairment at least annually. Factors that may be considered in assessing whether goodwill or other long-lived assets may not be recoverable include reduced estimates of future cash flows and slower growth rates in the Company's industry. The Company may experience unforeseen circumstances that adversely affect the value of the Company's goodwill or other long-lived assets and trigger an evaluation of the recoverability of the recorded goodwill and other long-lived assets. Future goodwill or other long-lived asset impairment charges could materially impact its financial statements.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



Private Health Management's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Private Health Management's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> ☐ Financials (2 files)	Jun 21, 2019	Folder
> ☐ Fundraising Round (1 file)	Jun 21, 2019	Folder

> 📁 Investor Agreements (1 file)	Jun 21, 2019	Folder
> 📁 Miscellaneous (4 files)	Jun 21, 2019	Folder

Join the Conversation

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Timothy B. · 20 hrs · Hide Comment

With a national election on the horizon, are you worried about any developments as a result of that? How would major changes affect your plans (e.g. complete dismantling of Obamacare or a move to medicare for all)?

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Julia R. · **Team Member** · 2 hrs · Hide Comment ⚑

Hi Timothy,

Thank you for your question. Even if these or other changes were to happen, which we think is unlikely, there would not be a negative impact on our plans. Over the decades, there have been two dynamics in the U.S. healthcare system that drive demand for our services:
1) The system is becoming more complex and more challenging for even the most sophisticated users and less responsive to individual patients.
2) Biomedical research is evolving at an accelerating rate, producing more sophisticated diagnostics and more effective and safer treatments, creating a wider gradient between the best care and ordinary care.
We do not think it likely that either will diminish in the foreseeable future.

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Belinda E. · 14 days · Hide Comment

Hi there, what is your exit strategy please? Do you envision an acquisition? If so, which companies would be the best suitors? Or are you working towards the IPO route?

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Julia R. · **Team Member** · 13 days · Hide Comment ⚑

Hi Belinda,

Thank you for your question. We are focused on strategic growth and achieving our projections for the next three years. When we achieve that, there will be a variety of additional growth and/or exit opportunities available, ranging from participating in anticipated consolidation in the healthcare navigation and advocacy space to a strategic acquisition and potentially an IPO. We remain open to the range of potential exit opportunities that will maximize value for shareholders.

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Belinda E. · 13 days · Hide Comment ⚑

Thank you so much for your reply Julia. Sounds like a wonderful company with a bright and promising future. Planning on investing and becoming a part of your endeavor. Thanks again for the reply ;-)

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Alan J. · a month · Hide Comment

Hi Julia, thanks for your answers - they were very thoughtful and clear. I am in the field and very interested - your company is a great fit for the current landscape (have you considered partnering directly with ACOs and/or hospitals looking to minimize HAC and other readmission penalties?). I think you will be successful but like with just about every other start-up it will be a race between funding and profitability/IPO/sale. What gives you confidence that you can stay in business long enough, and please include potential contingency plans you'd use to extend your window if this or subsequent raises are on the lower end? Thanks!

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Julia R. · **Team Member** · a month · Hide Comment ⚑

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Hi Alan,

Thank you for your thoughtful questions.

1) Have you considered partnering directly with ACOs and/or hospitals looking to minimize HAC and other readmission penalties?

Our mission is to deliver the best of what is possible in medicine by helping our clients obtain the highest quality, most cost-effective healthcare. The ACO/hospital HAC markets differ greatly from our focus areas. Given the different distribution channels, sales dynamics, decision making processes, customer expectations and profit margins, we do not plan to pursue them.

2) What gives you confidence that you can stay in business long enough, and please include potential contingency plans you'd use to extend your window if this or subsequent raises are on the lower end?

Thanks to our first mover advantage, we have figured out how to make a meaningful impact on the most complex and costly cases and have built a growing, profitable business with attractive margins. We intend to keep a disciplined focus on building our complementary corporate and consumer lines of business. Our new salesperson just started this week and our potential customer pipeline has never been stronger.

Competitors would need years to accumulate our experience and expertise, develop a broad set of relationships across medicine, build a scalable technology infrastructure and develop a deep and referenceable client base. We will continue to grow and become more efficient and effective.

As we grow, we believe we will increasingly attract the attention of payers. We have been cash-flowing and profitable for the past 6 consecutive quarters, and are raising capital to fuel more rapid growth, thus creating more value for investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Private Health Management

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Private Health Management. Once Private Health Management accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Private Health Management in exchange for your securities. At that point, you will be a proud owner in Private Health Management.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Private Health Management has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Private Health Management does not plan to list these securities on a national exchange or another secondary market. At some point Private Health Management may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Private Health Management either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Private Health Management's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Private Health Management's Form C. The Form C includes important details about Private Health Management's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

PRIVATE HEALTH

High-quality, cost-effective healthcare
from world-class physicians



This presentation contains offering materials prepared solely by *Private Health Management, Inc.* without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The U.S. Healthcare System is Broken

Designed to help, it too often harms

Inefficient & Error Prone

400,000

deaths per year due to
preventable medical errors[1]

30%

of care services are inappropriate
or counterproductive[2]

Expensive

$20,000

annual family premium[3]

55%

increase in average family
premium since 2008[3]

Sources:
1: L. L. Leape, D. M. Berwick, and D. W. Bates, "Counting Deaths Due to Medical Error—Reply," JAMA. 288, no. 19 (November 20, 2002): 2404–5
2. Institute of Medicine. 2013. Best Care at Lower Cost: The Path to Continuously Learning Health Care in America. Washington, DC: The National Academies Press. https://doi.org/10.17226/13444.
3. "Premiums for Employer-Sponsored Family Health Coverage Rise 5% to Average $19,616; Single Premiums Rise 3% to $6,896 ", Kaiser Family Foundation (October 30, 2018)

PRIVATE HEALTH

The Best Care Makes a Huge Difference

...and can extend your life

Prostate Cancer

3x

reduction in probability of
5 year recurrence[1]

Brain Aneurysm Surgery

76%

higher survival rate[2]

Lung Removal Surgery

40%

higher survival rate[3]

Late Stage Ovarian Cancer

31%

higher survival rate[4]

Sources:
1. Vickers Andrew J, Bianco Fernando J, Angel, Serio M et al. "The Surgical Learning Curve for Prostate Cancer Control After Radical Prostatectomy", JNCI: Volume 99, Issue 15, (August 1, 2007): 1171–1177
2. Davies Jason M, Ozpinarb Apl, Lawton Michael T. "Volume-Outcome Relationships in Neurosurgery", Neurosurgery Clinics of North America (December 2014)
3. Al-Sahaf May, Lim Eric. "The association between surgical volume, survival and quality of care," Journal of Thoracic Disease, Vol 7, Supplement 2 (April 2015)
4. Bristow, R.E., Chang, J., Ziogas, A., Randall, L.M., and Anton-Culver, H. "High-volume ovarian cancer care: Survival impact and disparities in access for advanced-stage disease," Gynecologic Oncology (Feb 2014): 132(2):403-410



Healthcare Costs Vary Dramatically for the Same Service and are Highly Concentrated in a Relatively Small Number of Cases

Variation[1]

Price per Procedure



- **Low**
- **High**

Pacemakers In New Jersey	Gallbladder Removal in Florida	Pneumonia Treatment in Texas
$70,712 (Low)	$40,000 (Low)	$14,610 (Low)
$101,495 (High)	$91,000 (High)	$38,000 (High)

Concentration[2]

- **Portion of all Costs**



Portion of all Cases

Top 1%	Top 5%	Top 10%
25%	50%	65%

Sources:
1. Hospital Billing Varies Wildly, Government Data Shows, http://www.nytimes.com/2013/05/08/business/hospital-billing-varies-wildly-us-data-shows.htm
2. Pritchard, Daryl et al: "What Contributes Most to High Health Care Costs? Health Care Spending in High Resource Patients", Journal of Managed Care & Specialty Pharmacy (February 2016)

Private Health Improves Healthcare Quality & Contains Costs

Improve Quality



- PhD-led research department and proprietary AI-powered research engine ensure our clients benefit from the medical literature data and most impactful biomedical research

- Extensive relationships with and access to top physicians and hospitals globally

- Experience and resources to obtain and analyze input from multiple experts as well as medical literature findings

Contain Costs



- Efficient, expert management of the highest-cost, most complex cases

- Top in-network experts do not cost more than their more junior counterparts; we exploit this daily

- Prevent unnecessary testing and treatment, from urgent ER visits to expensive spine surgeries

- Independent of all health plans, systems, physicians and hospitals so that we can advance the interests of our clients without conflict or constraint

Private Health's Competitive Advantage

Our team and technology power the efficient, expert management of the highest-cost, most complex cases

Experienced Team



- Experienced, mission-driven team with a passion to improve the lives of their clients

- Proven founders with track record of building successful, innovative healthcare service businesses

- Indispensable research team of MDs, PHDs, PharmDs

Proprietary Technology



- Natural language, AI-powered medical literature search engine

- Database of more than 15,000 extensively vetted expert physicians in more than 350 specialties

- Medical research library of more than 1,500 detailed, research-backed reports

PRIVATE HEALTH

Our Unique Process & Resources

     

1. Personal Care Teams

- Our highly-trained clinical resources work as teams
- We configure the scope and intensity of our support based on client needs
- Clinical, research, logistics and medical records departments
- MDs, PhDs, PharmDs, Nurse Practitioners and Physician Assistants

2. Physician Databases

- Therapeutic area leaders: highly specialized, experienced experts who regularly consult on our toughest cases
- Specialist physician network: more than 15,000 vetted physicians in more than 350 specialties
- Enhanced providers: in-network, select high quality, cost-effective physicians; expedited access
- International safety net: vetted, Western-trained, English speaking physicians in more than 180 countries

3. Proprietary Medical Literature Search Engine

- Our proprietary, state-of-the-art research engine enables us to efficiently identify and analyze the most relevant publications in the vast and rapidly expanding medical literature.
- Incorporates artificial intelligence, machine learning and natural language processing and a continuously updated resource set that includes approximately 32 million published medical literature documents
- Medical research library: more than 1,500 detailed, research-backed health reports

4. Clinical Rounding Process

- Systematic case review session designed to ensure clinical excellence
- Similar to Investment Committees, Tumor Boards and Hospital Rounding

5. Unique Physician Support System

- We work closely with physician partners to ensure that our clients get the best care
- We provide detailed medical history documentation, communication and collaboration and logistics support

6. Integrated Systems

- Customized, integrated workflow management and client records systems track all key information, automatically manages workflow and generates corporate utilization reports

Private Health Is Strong & Healthy

Finances



- Strong and expanding margins with positive EBITDA and cash flow

- Generated $6.6M in revenue in 2018 with 38% gross margins and 10% EBITDA margins

- Achieved double-digit revenue growth, expanded gross margins and increased EBITDA in every year since 2015

- Upfront payment business model

Clients



- Provided more than 57,000 services to clients, including the management of serious and complicated medical issues such as cancers, cardiovascular, orthopedic, neurologic, autoimmune and many other disease categories

- Serve 13 corporate clients who renew their contracts annually, covering approximately 2,000 employees and their families

2 Complementary Lines of Business

Corporate: Scalable, annuity B2B model validated by longstanding client relationships

1 **Enterprise Health Service**

- Healthcare quality improvement and cost containment via comprehensive care navigation service

- Clinical support and empowerment services that improve quality of care, eliminate unnecessary costs and reduce anxiety

Consumer: Rapidly growing with global reach, fueled to date by word of mouth

2 **Intensive Case Management Service**

- Comprehensive care management for serious medical conditions across the spectrum of medicine

- Priority access to top physicians, medical literature research, logistics coordination, emotional and decision-making support

3 **Membership Program**

- Comprehensive prevention, diagnosis, treatment and emergency healthcare coordination and optimization

- Top-tier physician referrals, personalized health research, custom travel reports and medical records management

1. Enterprise Health Service

Global healthcare navigation support for employees and dependents

Services Include:



24|7 Clinical Support

- On-call clinicians provide 24|7 medical support for medical emergencies or urgent situations

- Personal Care Team: clinician, coordinator are consistent points of contact



Expert Physician Referrals and Access

- Expert physician referrals based on clinical need, geography and health insurance parameters

- Logistical support includes appointment scheduling, coordination and follow up



Intensive Case Management

- Comprehensive care management for all serious conditions

- Proprietary 4 step process: Immersion, Diagnosis, Treatment and Implementation

- Medical records collection



Global Safety Net

- Health support in more than 180 countries from leading physicians and top hospitals

- Coordination of emergency care and medical evacuations



Custom Health Research Reports

- Customized, objective research reports to address any health-related questions

- Prepared by our PhD-led Research Department

2. Intensive Case Management

Comprehensive healthcare navigation for individuals with serious medical conditions to help them obtain the best possible care and outcome

Proprietary 4 Step Process:



1. Immersion

- Collect, organize and summarize all necessary clinical information, including relevant medical records, diagnostic tests, medical imaging and laboratory tests



2. Diagnosis

- Determine or confirm the accuracy and completeness of a diagnosis
- Enables treatment to be precisely tailored to be most effective



3. Treatment Planning

- Establish a personalized care plan
- Consult recognized physician experts in the client's condition, examine the medical literature and clinical data and consider personal preferences



4. Treatment Implementation

- Ensure that the care plan is properly implemented
- Coordinate all care providers
- Make adjustments as needed based on client's condition and/or treatment response

PRIVATE HEALTH

11

3. Membership Program

Comprehensive prevention, diagnosis, treatment and emergency healthcare coordination and optimization for generally health individuals and families

Services Include:



24|7 Clinical Support

- On-call clinicians provide 24|7 medical support for medical emergencies or urgent situations

- Personal Care Team: clinician, coordinator are consistent points of contact



Expert Physician Referrals and Access

- Expert physician referrals based on clinical need, geography and health insurance parameters

- Logistical support including appointment scheduling, coordination and follow up



Custom Health Research Reports

- Customized, objective research reports to address any health-related questions

- Prepared by our PhD-led Research Department



Travel Health

- Global safety net of health support in more than 180 countries from leading physicians and top hospitals

- Pre-trip destination-specific health reports

- Coordination of emergency care and medical evacuations



Medical Records Collection

- Collection, centralization, organization and maintenance

- Digital access included

Pricing & Terms

	Corporate	Consumer	
	Enterprise Health Service	**Intensive Case Management**	**Membership Program**
Current Clients	• Publicly traded investment bank, private equity firms, hedge funds, investment management firms, management consulting firms, family offices	• High net worth individuals and people of means with serious medical issues	• High net worth individuals and people of means who are generally well and healthy • Some Intensive Case Management clients convert over time to Membership
Terms	• $1,000 per employee per year (minimum 100 employees) • One-time initiation fee • Unlimited, voluntary and confidential use of all services for all covered employees and their dependents (up to age 26)	• Prices range from approximately $50,000 to $100,000 for a set period of time (generally 4 months), paid in full upfront • Most cases involve extensions with additional fees • At the end of the initial engagement, we work with the client to determine the scope and duration of a further engagement	• Price ranges from $10,000 to $35,000 per year, depending on age and acuity • Paid in full upfront • One-time initiation fee • Unlimited utilization

Competitive Landscape



Comprehensive Navigation
Private Health
Quantum Health
Health Advocate
Castlight
PinnacleCare
Personal Health Advisory
Benefits & Insurance Payment
consumermedical
Clinical & Logistics
COMPASS
An Alight Company
Grand Rounds
Teladoc
Best Doctors
SUMMUS
2nd Opinion & Referrals

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Acquisitions and Valuations

Healthcare navigation and advocacy firms have garnered significant attention and raised meaningful capital in recent years. Here are a few relevant examples:

Name	Valuation	Total Amount Raised	Number of Rounds	Major Investors/Owners	Est. Annual Revenue*
Accolade	-	$217M	8	Andreessen Horowitz, Madrona Venture Group, McKesson Ventures, Carrick Capital Partners	$140M
COMPASS An Alight Company	-	-	-	June 2018 acquisition by Alight	$55.8M
GRAND ROUNDS	$750M	$106M	4	Greylock Partners, Venrock, Harrison Metal	$150M
West HealthAdvocate	$265M	-	-	• 2017 acquisition of West Corp. by Apollo for approximately $2 billion • 2014 acquisition by West Corp. for approximately $265 million	$98.1M
one medical	$1B	$532 M	10	GV, Benchmark, Oak Investment Partners, Carlyle Group, Maverick Ventures	$162M
PINNACLECARE PERSONAL HEALTH ADVISORY	-	$8.2	1	-	$25M

*Source: Owler.com
This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

PRIVATE HEALTH

Market Opportunity

Corporate

- **Total Available Market:** All 129 million full-time U.S. employees; $500 PEPY

- **Serviceable Available Market:** 23 million financial and high tech employees in the U.S

- **Share Of Market:** Assume 10% market penetration



TAM: $64 billion

SAM: $12 billion

SOM: $1 billion

Consumer

- **Total Available Market:** 20 million high net worth individuals in the world; 5% likely to develop a serious medical issue; $100,000 annual revenue

- **Serviceable Available Market:** Assume 5% realistic market demand

- **Share Of Market:** Assume 5% market penetration



TAM: $98 billion

SAM: $5 billion

SOM: $245 million

Total Market Opportunity



TAM: $162 billion

SAM: $17 billion

SOM: $1 billion

Founders

"Our mission is to deliver the best of what is possible in medicine by helping our clients obtain the highest quality, most cost-effective healthcare."



Leslie D. Michelson
Founder, Chairman of the Board, and CEO

Leslie Michelson has more than 30 years of experience as a founder, CEO, investor, and advisor for a portfolio of entrepreneurial healthcare companies. He is the author of the New York Times best-seller *The Patient's Playbook*. He was the CEO of the Prostate Cancer Foundation, co-founded and served as CEO of Acurian, Value Health Sciences and Protocare. He has served on the boards of more than 20 companies, including 14 public companies.



Gregg S. Britt
Founder, President, Member, Board of Directors

Gregg Britt has more than 20 years of leadership experience in the healthcare, health research and drug development industries. He founded Innovis, LLC, was the SVP of Biopharmaceutical Research and Development at the Prostate Cancer Foundation, the COO of Protocare Inc. and the CEO of AIDS Research Alliance of America.

Experienced Leadership Team

The majority of the leadership team has worked together for more than 5 years and is highly collaborative



Dr. Robert Simon, MD
Medical Director

- Emergency Medicine Expert and textbook author
- Rush, UCLA, International Medical Corps



Dr. Eva Gordon, PhD
VP, Research

- Cancer and immunology researcher
- Susan Love Research Foundation, Infinity Pharmaceuticals, Harvard



Debbie Bohnett
Executive Vice President

- Disney, Mastro's, Neiman Marcus
- Prostate Cancer Foundation, Ronald McDonald House



Jennifer Pena, RN, CCRN, MSN, ACNP-C
VP, Clinical Services

- Acute Care Nurse Practitioner
- USC, Amgen, UCLA



Julia Richter
VP, Marketing and Partnerships

- Yahoo, Mattel
- Harvard, University of Pennsylvania



Milton Rodriguez
VP, Finance and Administration

- j2 Global, EMI Music
- Time Warner

Revenue & EBITDA

- FY 2019E revenue on pace to achieve $7.7M and EBITDA of $0.6M (8% EBITDA margin)
- FY 2022E revenue of $24.2M and EBITDA of $6.5M (27% EBITDA margin)
- Robust revenue growth and EBITDA margin expansion through 2022
- High revenue to EBITDA flow-thru rate as we scale and become more efficient



Revenue
(in millions)

39% CAGR (18A-22E)

2017 A	2018 A	2019 E	2020 E	2021 E	2022 E
$5.9	$6.6	$7.7	$11.2	$16.4	$24.2



EBITDA
(in millions)

76% CAGR (18A-22E)

EBITDA %	2017 A	2018 A	2019 E	2020 E	2021 E	2022 E
	($0.2)	$0.7	$0.6	$0.8	$2.3	$6.5
	-4%	10%	8%	7%	14%	27%

Financials

In each year since 2015, Private Health generated double-digit revenue growth, expanded gross margins and increased EBITDA

- Solid revenue growth across both lines of business
- Corporate segment expansion driving growth, stronger margins, higher contract value and longer contract term
- Consumer segment continues high revenue growth >20% and margin expansion

	2017A	2018A	2019E	2020E	2021E	2022E	CAGR (18A-22E)
Revenues							
Corporate	$1.3	$1.6	$2.0	$3.6	$6.6	$12.7	67%
Consumer	$4.6	$4.9	$5.8	$7.6	$9.7	$11.5	23%
Total Revenues	**$5.9**	**$6.6**	**$7.7**	**$11.2**	**$16.4**	**$24.2**	39%
Gross Margin	$1.4	$2.5	$3.0	$5.1	$8.1	$13.4	52%
Gross Margin %	24%	38%	39%	45%	49%	56%	
EBITDA	($0.2)	$0.7	$0.6	$0.8	$2.3	$6.5	76%
EBITDA %	-4%	10%	8%	7%	14%	27%	
Net Income	($0.5)	$0.4	$0.4	$0.6	$2.0	$6.0	92%
Net Income %	-9%	7%	5%	5%	12%	25%	

PRIVATE HEALTH

Growth Roadmap

Corporate



2018	Financial Services	Tech Sector	2022P
• $1.6 million in revenue • 25% annual revenue growth	• Hire and train dedicated sales team • Capitalize on strong track record of success with highly satisfied, referenceable client base • Create distribution relationships with health benefits consultants and insurance brokers	• Hire and train dedicated sales team • Expand distribution relationships • Leverage industry dynamics of fierce, culture-based talent competition	• $12.7 million in revenue • >90% annual revenue growth

Consumer[1]



2018	Targeted Marketing	Pricing & Technology	2022P
• $4 million in revenue • 11% annual revenue growth	• Expand market awareness through earned media, speeches and partnerships • Drive conversion in select target markets via digital marketing	• Evolve pricing strategy to maximize value • Use technology to improve efficiencies and ensure consistent quality	• $10 million in revenue • 19% annual revenue growth

1. Excludes Membership program in this instance.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PRIVATE HEALTH

21

Use of Proceeds

We will use the proceeds primarily to invest in:

- Revenue generation via a dedicated sales force and targeted digital marketing
- Technology that will drive efficiencies and ensure quality
- Buying back stock from an existing investor on advantageous terms
- Working capital



Use of Proceeds
8%
17%
42%
33%
Stock Repurchase
Sales & Marketing
Data & Technology
Working Capital

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PRIVATE HEALTH

22

Key Differentiators

1 **Seasoned Executive Team:** Our team has decades of senior leadership experience in a wide array of healthcare companies and institutions. Most of us have worked together for more than five years.

2 **Deep Understanding of the Healthcare System:** We know how hospitals are structured, the incentives payors use to influence physician behavior, how to identify and gain access to top experts, how to work with physicians in different medical specialties and how to help them interact across institutions and specialties.

3 **Decades of Practical Experience:** We have developed highly structured processes, become expert at selecting physicians with the appropriate clinical acumen and expertise, and regularly provide both physicians and clients the information and support they need.

4 **Expertise Managing the Most Costly 10% of Cases:** Due to their seriousness and complexity, the top 10% of cases account for 65% of costs and opportunities for improvement. We are experts at managing these cases.

5 **Timely Access to Top Physicians:** Our proprietary physician network includes more than 15,000 meticulously vetted physicians across more than 350 specialties in our database and we regularly expedite access for our clients.

6 **Indispensable Research Department:** Our highly-trained team of MDs, PhDs and PharmDs conducts research in the medical literature to ensure that our clients benefit from the latest findings, creating our Medical Research Library of more than 1,500 reports.

7 **AI-Powered Medical Literature Research:** Our proprietary, state-of-the-art medical literature research engine Incorporates artificial intelligence, machine learning and natural language processing to help us identify and analyze approximately 32 million published medical literature documents.

8 **Ability to Support Clients and Their Families:** We know how to provide the right type of support for each client and their families. We educate and communicate honestly and directly, even in the most challenging situations.

9 **Global Coverage:** Private Health has an extensive global safety net of Western-trained physicians and experience managing medical emergencies in more than 180 countries.

Client Testimonials

"

Two months after the birth of my daughter I noticed an inflamed lymph node in my neck, after months of tests with a local ENT and a surgery it was determined to be thyroid cancer - I immediately reached out to Private Health and within a few hours of receiving those results I was set up with an appointment with a top (impossible to get in with) surgeon. A process that could have taken many more months of waiting around, took less than one week and the surgery was complete. Private Health was my advocate and with me the entire step of the process. Their entire team was at my disposal for anything: same day appointments with ANYONE that could help with my case, insight from their team of doctors via email and conference calls and all of the literature one could imagine. I could never repay this team for what they've done for my family.

— Female, age 36, thyroid cancer

"

Private Health has provided the most comprehensive, knowledgeable, professional health consultation I have ever received. They navigated the maze of specialists on my behalf and the coordination that the Private Health team delivered has been exceptional... It's like having a network of top notch specialists as your best friends. Private Health involvement saved me a huge amount of time which I could then channel to my work.

— Female, age 62, cardiologist, internist, and orthopedic surgeon referrals

"

The idea that it wasn't just her doing this, but that there was a team of experts who were evaluating every process and decision that was being made, I think it really ended up allowing her to feel like she could just live her life and didn't have to define her existence as a cancer patient. I won't look back and say, 'Oh, that was the year that we were dealing with my mom's illness,' and I think that's priceless. You never, never get that time back.

— Son of female cancer patient

Investment Thesis

Healthcare is a Large, Broken Industry

- **Private Health helps people navigate through a confusing yet incredibly consequential market**
- Identifying and gaining access to top physicians is more challenging than ever
- Advances in biomedical research are revolutionizing care
- Potential participants face significant barriers to entry

Exceptional Management Team

- **Experienced, mission-driven team**
- Proven founders with track record of building successful, innovative healthcare service businesses
- Seasoned executive team with diverse and complementary operational profiles
- Deep healthcare and biomedical research understanding

Unique, Impactful Business

- **Experience and expertise managing the most costly and complex cases**
- Provided more than 57,000 services across all of medicine
- Indispensable research team of MDs, PhDs, PharmDs and proprietary AI-powered medical literature research provide a competitive edge
- Ability to support clients in the most challenging situations
- Global, 24|7 coverage

Financially Healthy

- **Double-digit revenue growth**
- Strong and expanding margins
- Positive EBITDA and cash flow
- Upfront payment business model

2 Strong, Complementary Lines of Business

- Annuity B2B model validated by longstanding client relationships (95% renewal rate)
- Rapidly growing consumer offering with global reach, fueled to date by word of mouth



PRIVATE HEALTH

Thank You

EXHIBIT E

Video Transcript

Exhibit E
Video Transcripts

PRIVATE HEALTH INTRO

Joanna
Luckily, I work for an amazing company that really cares about its employees, and they retained Private Health Management for us. To have tumors over your body that are visible and that you can see and feel and then three days later they start melting away, it's was truly miraculous. I'm so grateful and obviously thankful for that and to be alive, thanks to Private Health.
Leslie Michelson
At Private Health Management, we help each and every one of our clients get the very best medical care, regardless of what their issue is. We've developed the experience and the expertise necessary so that every one our clients gets the very best outcome they possibly can.
Robin
They're on the leading edge. They're on the cutting edge. They're seeing things and delivering things to their customers that nobody else has seen. What's that worth? It's worth everything to me.
Ken
I got involved with Private Health for the first time several years ago and I'm a huge fan. It's an awesome, awesome service. I recommend it to everyone I possibly can.
David
I would have died a year ago according to my doctor. Now, one year later, after I should have been dead, I'm in complete remission. I haven't felt better in three years. I've forgot that I have cancer and I owe it all to Private Health.
Gregg Britt
We have a bold goal to fundamentally change the healthcare experience for our clients, to deliver the best of what's possible in medicine and to achieve awesome outcomes when it matters most. We're driven by data, but we lead with our hearts.
Amir
When we got on our first call, suddenly it all changed because you have 11 people on this call, a clinical specialist, a clinical trial person, a research specialist, a treatment specialist. All these different people, all these experts, and suddenly, she felt like she had a team. She didn't have to define her existence as a cancer patient.
Michelle
I learned that not all medical care is created equal. We quickly moved from being in a place of "How can this be?" To, "Wow, we're having appointments and there's people who are saying there are other alternatives." What value do you put on that? How much value would I put on an extra three years with my father? You know, it's priceless.

FOUNDERS VIDEO

Leslie Michelson
Our mission at Private Health is to get our clients the very best healthcare in the world. There are enormous opportunities for people with our expertise to help patients navigate through the system and when we do that, we not only improve quality of care, we not only reduce costs by eliminating unnecessary utilization, but we get people better outcomes.
Gregg Britt

Interestingly, because both Leslie and I have been in healthcare our entire careers, we've been the people that get called by our friends, our friends of family members, et cetera, on the evenings and weekends. We decided we wanted to do that more often because it was so fulfilling and that there was such a huge opportunity to create value and help people.

Leslie Michelson

My whole career is unified by one thing, improving the healthcare system and making sure that individuals benefit from those improvements. You know, I'm blessed. I get to do exactly what I want to do.

Gregg Britt

We got really excited about the idea of completely redefining the way serious medical issues in particular, but healthcare in general, are managed. Our goal is to touch more lives, to serve more people and to progressively, hopefully start to change the healthcare system.

Leslie Michelson

We had a case recently, mother of a bride, who was diagnosed 90 days before the wedding with a colorectal cancer. The doctors told her they weren't quite sure she was going to make it to the wedding. Now talk about an enormous responsibility. We swept in. We shifted where she was being cared for. We changed the nature of the treatment. We got her the exact treatment she needed. Not only was she standing up at the wedding, dancing with her daughter, but she's now celebrated their second anniversary. She's 100 percent disease-free. That's what we get to do.

INTENSIVE CASE MANAGEMENT

Michelle

There's just a lot that's happening real time in many different areas of disease. Being able to talk to somebody who had all that knowledge, and had a network, and access on a real time basis, my father embarked on a clinical drug trial. We were hoping for six months of efficacy and he made it well over two years. How much value would I put on an extra three years with my father? You know, it's priceless.

Amir

I breathed that sigh of relief. I'm like, okay, I've now got a team of people making sure that she gets the best treatment, making sure that we've done all the research and that we are making all the right decisions.

Gregg Britt

We're retained by patients who have serious medical issues, metastatic cancers, heart failure patients, neurologic conditions, medical conundrums, that our job is to take this serious medical issue and manage it to best care and best outcome.

David

There is so much rapid movement in cancer, and cancer research, and Private Health is on top of all of it. There was an immersion of work that I've never seen before in my life. A team of 12 people got involved with my case. I don't know where else you can get that kind of care and attention.

George

With something serious like this, and for probably most of us business guys, we want answers. We want definitions that we understand and you provided it. It wasn't just handholding and opening doors and giving us access, but it was real technical, you know, medical content. Doing their own research independent of all others.

Leslie Michelson

We have the relationships, the resources, the experience, and the expertise to guide our clients to the very best medical care.

Virginia
I swear, every day, I'm so thankful, so thankful for everything that everyone does at Private Health for us.

Michael
Within 24 hours, they had actually interviewed the three top surgeons in the country. They'd gotten them on the phone. I don't know how, but they interviewed them each for 20 or 30 minutes and made their recommendations to me.

Jeff
I'm not sure what we would've done without Private Health, but we're just so thankful that we have become part of the Private Health family.

GEORGE

George
It's really a totally different experience. When you go into a big institution and you see your doc for your time, and then you're gone and you're all by yourself. You feel pretty helpless. And when I had Private Health at my side, I knew that we were prepared for anything that could come down the road. And so I felt very much, I guess more comfortable, perhaps safer that I had this team of professionals that are solely worried about me. No other agenda. And their sole goal was to get the very best care for me, and to get me out of this situation. And so yeah, you can't really ask for much more. I mean, it was just amazing. The culture is phenomenal. Caring for the individual, and doing whatever you can to to fix, to help solve the problem is remarkable. And I think your team kind of loves doing it too, so I really am kind of in awe.

Shari
I could say that, um, when George was first diagnosed, and you know, friends were coming out of the woodwork explaining their own experiences and such. So many of them came and said, "Oh, Sheri, as a spouse, this is going to fall ... So much responsibility is going to fall, and you're not really going to have to step up." And you know, Private Health helped take that aspect totally out of the equation. And I was able to really be the emotional support. So it relieved me a great deal. I would say that, um, Private Health brought in both the emotional aspect in terms of having true, sincere empathy and understanding of the patient and what they're going through, and the family members of what they're going through.

George
Having access to the best is really important. And so I was very fortunate. And I got a very ... I got a great outcome. I'm fine. It was curative. So I feel very grateful for that. If you really want the very best and you want to minimize the chance of errors, getting second opinions, going that extra mile, it's invaluable. Nothing's more important than your health. If you have a serious problem, you need to call Private Health. If someone can afford to hire you, there should be no question.

AMIR
I got the news that my mom had been diagnosed with stage 4 ovarian cancer. I felt the world kind of closing in. I just felt like it was going to be impossible. I felt the need for a system, a process, a team like Private Health to get you through it, and to get you through it with a feeling of comfort and not have this perpetual state of stress. I've now got a team of people that are going to be helping me fulfill what I feel in my heart as the obligation I have to my

mom.

When we got on our first call, suddenly it all changed because you have 11 people on this call. A clinical specialist, a clinical trial person, a research specialist, a treatment specialist, all of these different people, all of these experts. Suddenly, she felt like she had a team that was behind her.

Knowing that every decision that we were making had been backed up by exhaustive research and conversation, it really ended up allowing her to feel like she could just live her life and that she didn't have to define her existence as a cancer patient. The stress began to melt and we began to be able just go back more normalcy. This became just a thing a were dealing with, not some scary, untenable, amorphic situation.

I think what I felt was most impactful at Private Health was the level of true deep commitment from the team and care from the team. You felt that every interaction. They're bringing their hearts to that situation, not just, not just a spreadsheet.

My mom just had her tests four months after her successful in cancer treatment. Right now everything is looking pretty good.

This whole game of health is this very emotional experience where it can have much more devastating consequences if not handled properly. That was the key benefit for me. Without Private Health, I would have endured so much more stress and it would have probably had very negative ramifications on my business, on my family, on everything.

MICHAEL

I have probably had mitral valve prolapse since birth. I'm not certain of that but about 10 years ago I was diagnosed with it and so I had been following it very diligently and my cardiologist had been testing me every six months. At the point that I, that my doctor, really, determined that I needed to have something done about it, the valve was already leaking about 50% of the blood that was supposed to be pumped out to my body, was actually going backwards through the valve into the upper chamber of my heart. When I talked to Private Health it was, as I recall, a Wednesday, and I told them that I would really prefer to get it done within a couple of weeks, if I could.

Within 24 hours, then they had come back and they had actually interviewed the three top surgeons in the country. They had gotten them on the phone, I don't know how, but they had gotten them on the phone and interviewed them each for 20 or 30 minutes and made their recommendations to me. And in fact their, their recommendation at that point was these are the best three in the country, you really can't go wrong if you pick any one of these three. So, I checked into the hospital on Sunday and was treated like a VIP. And in fact, the surgeon came in and talked to me on Sunday and said, "Who are you?" He said, "I've never been interviewed on my cell phone by someone that's trying to decide whether they want to recommend me." He said, "It was a very impressive process and I know you must be someone famous but I've never heard of you." I said, "No. Actually, I'm not anyone famous, I'm just someone with some very good friends."

My hobby, my as you say, passion, is definitely sailing. I've been sailing for about 10 years and I just, I love being out on a sailboat by myself with my crew and being able to go wherever we want to go and stay as long as we want to stay and have no, no engine running, just have the sound of the water and the sails. It really, really is what I like to do. And everyone I talked to explained to me that I might not be able to continue that if I had my valve replaced because I would be on Coumadin, which is a powerful blood thinner, for life. And if I were out on a sailboat many miles from shore and cut myself, I could very easily bleed to death before I could get to a hospital. So, I explained that to the surgeon and I told him that it was very important to me that that he repair the valve. And, h's a little arrogant, which is a good thing for a heart surgeon, and he said, "If anybody in the world can do it, I can do it."

And when he came out of surgery into the ICU and first talked to me, he said that is ... he said, "I've done a lot of valves and that is the worst mitral valve I have ever encountered and I was able to repair it because I knew how important it was to you. You had personally challenged me to repair it," and he said, "I did it." He said, "There is probably only one other surgeon in the country that could have done that. Either one of the two of us could have probably done it but no one else could have repaired that valve."

It was Private Health that selected that surgeon and I am forever grateful to them.

ROBIN

They're on the leading edge. They're on the cutting edge. They're seeing things and delivering things to their customers that nobody else has seen. What's that worth? It's worth everything to me.

We had a friend who contracted cancer. That's a tough one, right? And it was not a good cancer. It was a stage three, four cancer. And they were about to start the regimen of chemotherapy and fight the good fight. And they were referred to Private Health Management. Conference call takes place in the centers of excellence. I'm talking from the south, to the east, to the north, to the west. All the best people that have worked on this type of cancer over the years said, "You know, there's something that just came on the market after eight years of trials that wasn't directly meant for this cancer. But we think it's gonna work on you."

I understand cause and effect as a business person. You do something and you have an outcome. This person's going to be fine. This person's going to die of old age, not of cancer. I am certain without Private Health Management, this would not have been the journey that this person would have had.

You can trust Private Health Management with the thing that's most important in your life. Your family.

JOANNA

Luckily, I work for an amazing company that really cares about its employees, and they retained Private Health management for us.

The vitalness of the offering really came to light when my case was obviously exacerbated and it became really more intense.

I first started noticing symptoms 10 months ago in the back of to my knee. I noticed a lump there. As the weeks progressed, the pain got a lot worse.

I went to a lot of different doctors and had a lot of different scans done and blood tests, and nobody was able to properly diagnose it.

On July 4th, actually in the middle of the night, I decided to go to the emergency room because of just debilitating pain. And actually I misdiagnosed with sarcoma at the ER. But thankfully, you know, I pulled in Private Health over the weekend and they squeezed me into a meeting with one of the oncologists at UCLA, first thing Monday morning. And I got a proper biopsy and diagnosis, then it actually ended up being advanced melanoma.

So I was really impressed with the range of treatments that was offered to me. I was really lucky because it was a new, revolutionary way to treat melanoma and I saw results almost overnight. It's a little bit miraculous, because I was in a wheelchair, I couldn't walk, you know, from here to across the room, and to have tumors over your body that are visible and that you can see and feel, and then three days later they start melting away, it was truly miraculous. And I'm so grateful and obviously thankful for that and to be alive. Thanks to Private Health.

ENTERPRISE HEALTH SERVICES

When people get sick…
…they expect the healthcare system to automatically be there
That rarely happens
We spend 50% more per capita than any other country in the world
As a result, costs are high and continue to grow
Prices vary greatly
Prices do not reflect quality
30% of healthcare services are inappropriate and/or counterproductive
People get a lot of unnecessary care
Preventable medical errors claim 400,000 lives every year
Errors occur far too often
Women with late-stage ovarian cancer treated by more experienced providers and treatment centers have a 31% improvement in survival over those treated by less experienced providers at less experienced centers
Outcomes vary greatly
Employers have tried numerous approaches to address these challenges
These efforts have not succeeded
Patients need comprehensive, effective, unbiased resources to:
- Find and access the highest quality, most cost-effective physicians
- Confirm their diagnosis
- Understand all their treatment options
- Coordinate and organize their care
You can improve healthcare quality while preserving your bottom line
Employer Healthcare Costs are Highly Concentrated in a Relatively Small Number of Cases
Our Enterprise Health Service manages the 10% of cases that account for 65% of costs
Our Personal Care Teams
Provide 24/7 Telehealth & Urgent Intervention
Conduct clinical intake interviews
Ensure an accurate diagnosis
Qualify and gain access to top experts
Educate about treatment options
Schedule appointments
Coordinate care
Direct global emergency resources
Write custom research reports
Improve quality of care
Prevent medical errors
Reduce time from symptom presentation to recovery
Reduce anxiety
Provide peace of mind
Increase productivity
We do much more

We save money. We save lives.
Our corporate clients renew every year and eagerly serve as references
Let's talk.